SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING

NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)  ☐

Securities Act Rule 802 (Exchange Offer)  ☐

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)  ☒

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)  ☐

Exchange Act Rule 14e-2(d) (Subject Company Response)  ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)  ☐

Coles Myer Ltd.

Australian Business Number 11 004 089 936

(Name of Subject Company)

Victoria, Australia

(Jurisdiction of Subject Company’s Incorporation or Organization)

Coles Myer Ltd.

(Name of Person(s) Furnishing Form)

Ordinary Shares

(Title of Class of Subject Securities)

Peter Patterson

Coles Myer Ltd.

800 Toorak Road

Tooronga, Victoria 3146

AUSTRALIA

Telephone: +61 3 9829-3111

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications

on Behalf of Subject Company)

with a copy to

Burr Henly

Sullivan & Cromwell

125 Broad St

New York, New York 10004

June 8, 2006

(Date Tender Offer/Rights Offering Commenced)

Part I - Home Jurisdiction Documents

Attachments:

(1)	Coles Myer Share Buy-Back Booklet

Part II - Information not required to be sent to Security Holders

Exhibits:

(A)	None.

Part III – Consent to Service of Process

Coles Myer Ltd. is furnishing, concurrently with the furnishing of this Form CB, an irrevocable consent and power of attorney on Form F-X in connection with the furnishing of this Form CB.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COLES MYER LTD.

By:	/s/ Peter Patterson
Name:	Peter Patterson
Title:	Assistant Company Secretary

Share

Buy-Back

2006

It’s your opportunity to sell your shares to Coles Myer.

If you have an Issuer Sponsored Holding and wish to participate in the Buy-Back, you may lodge your Tender via the Online Tender Facility at www.colesmyer.com/buyback

This is an important document. This booklet contains important information for shareholders about Coles Myer’s Share Buy-Back.

If you are in any doubt as to what you should do, please consult a professional adviser.

Coles Myer Ltd. ABN 11 004 089 936

Key dates

2006

Thursday 25 May Last day that Shares generally can be acquired to be eligible for franking entitlement

Monday 29 May Shares acquired on ASX on or after this date will not confer an entitlement to participate in the Buy-Back (‘Ex-Entitlement Date’)

Friday 2 June Determination of shareholders entitled to participate in the Buy-Back (‘Record Date’)

Thursday 8 June Tender Period opens

Monday 3 July – Friday 7 July Period to determine the Market Price

Friday 7 July Tender Period closes (‘Closing Date’) Tenders must be received by 7.00pm AEST

Monday 10 July Announcement of the Buy-Back Price and scale back (if any)

Friday 14 July Despatch of Buy-Back proceeds to successful participants

Coles Myer may change any of the dates above by making an announcement to that effect to ASX. If any dates are changed, all subsequent dates referred to above and elsewhere in this booklet (including the Closing Date) may change accordingly. Coles Myer also reserves the right to determine the number of Shares it will buy back, up to the Buy-Back Limit, and may choose not to buy back any Shares.

This booklet is dated 23 May 2006 and is current at that date.

Eligibility to participate

You are entitled to tender Shares which were registered in your name on the Record Date and which, in accordance with the ASTC Settlement Rules, confer an entitlement to participate in the Buy-Back. The number of Shares you are entitled to tender is shown in Box A on your Tender Form, enclosed with this booklet.

Shares acquired on ASX on or after Monday, 29 May 2006 do not confer an entitlement to participate in the Buy-Back.

The distribution of Buy-Back Documents in some jurisdictions outside Australia might be restricted by law and does not constitute an invitation to participate in any place where, or to any person to whom, it would be unlawful to do so. Persons who come into possession of the Buy-Back Documents should seek advice on and observe any restrictions on distributing the Buy-Back Documents.

This document does not provide financial product advice or any securities recommendation and has been prepared without taking into account your particular objectives, financial situation or needs. You should consider obtaining independent financial advice before making any financial decisions.

The Buy-Back

Buy-Back - Coles Myer is buying back Shares by way of an off-market tender

The Buy-Back is an opportunity for you to offer to sell some or all of your Shares to Coles Myer

Size - Coles Myer expects to buy back around $600 million worth of its Shares. However, Coles Myer may buy back any number of Shares up to $1 billion worth

Tender Range - Tenders can be lodged at Tender Discount(s) of 5 per cent to 14 per cent inclusive (at 1 per cent intervals) to the Market Price. The Market Price is calculated as the volume weighted average price (‘VWAP’) of Coles Myer Shares traded on ASX over the five trading days up to and including the Closing Date (Friday, 7 July 2006). The Market Price will be announced to ASX and made available to shareholders on the Coles Myer website or by calling the Coles Myer Shareholder Information Line, from 6.00pm AEST on the Closing Date (Friday, 7 July 2006)

Buy-Back highlights

The Buy-Back provides all eligible shareholders with the opportunity to participate

Participation is voluntary

All of the Buy-Back Price above $3.00 will be treated for tax purposes as a fully franked dividend

The after tax return to some shareholders participating in the Buy-Back may be greater than the after tax return from selling their Shares on ASX (see sections 1.20, 1.22 and section 3)

No brokerage is payable and there is no need to appoint a stockbroker (compared with selling your Shares on ASX)

If you hold 500 Shares or less, the Buy-Back may provide the opportunity to efficiently sell all of your Shares

If Coles Myer determines to buy back Shares, you can ensure that at least a portion of your Shares is bought back by submitting a Final Price Tender

Enquiries

If you have any questions after reading this booklet, please call the Coles Myer Shareholder Information Line, open 8.30am to 5.30pm AEST, Monday to Friday, on 1300 130 278 from within Australia or +61 2 8280 7768 from outside Australia.

To compare the Australian tax implications of participating in the Buy-Back to selling your Shares on ASX, a Buy-Back calculator is available on the Coles Myer website. Visit www.colesmyer.com/buyback.

If you are in any doubt as to what you should do, please consult a professional adviser.

There is a glossary at the back of this booklet (see section 6) that contains important definitions used in this document. Examples of completed Tender Forms are also provided in section 2 of this booklet to assist you in completing your own Tender Form.

What to do

Step 1

Read this booklet. Make sure you understand how the Buy-Back may affect you, so you can make an informed decision about whether to participate. If you are in any doubt as to what you should do, please consult a professional adviser

Step 2

Choose whether to participate

If you choose to participate, go to Step 3 below.

If you choose not to participate, you do not need to take any action.

Step 3 How to participate

Issuer Sponsored

If you received a blue Tender Form

You have an Issuer Sponsored Holding of 500 Shares or less

Issuer Sponsored Holders can lodge their Tenders via the Online Tender Facility or by returning a completed Tender Form

To lodge a Tender online, please go to www.colesmyer.com/buyback and use the Online Tender Facility

OR

Complete and sign your enclosed Tender Form

Send your Tender Form by mail (there is an envelope enclosed with this booklet) or deliver in person to:

Mailing address

Coles Myer Ltd.

C/- Link Market Services Limited

Locked Bag A14

SYDNEY SOUTH NSW 1235

Delivery address

Coles Myer Share Registry

C/- Link Market Services Limited

Level 12, 680 George Street

SYDNEY NSW 2000

If you received a yellow Tender Form

You have an Issuer Sponsored Holding of more than 500 Shares

Tender Forms mailed, delivered or lodged online must be received by 7.00pm AEST on the Closing Date (Friday, 7 July 2006)

For more information on participating and an example of a completed Tender Form:

Refer to pages 18 and 19 if you received a blue Tender Form

Refer to pages 20 and 21 if you received a yellow Tender Form

CHESS Sponsored

If you received a green Tender Form

You have a CHESS Holding of 500 Shares or less

If you received a brown Tender Form

You have a CHESS Holding of more than 500 Shares

Complete and sign your enclosed Tender Form

Contact your Controlling Participant (usually your stockbroker) who is named on your Tender Form

Your Controlling Participant will need to process your Tender by 7.00pm AEST on the Closing Date (Friday, 7 July 2006)

Do not send your Tender Form to the Coles Myer Share Registry

For more information on participating and an example of a completed Tender Form:

Refer to pages 22 and 23 if you received a green Tender Form

Refer to pages 24 and 25 if you received a brown Tender Form

Chairman’s letter

“As a consequence of the company’s significantly improved financial performance, the Board has decided to return up to $1 billion to shareholders through its capital management program.”

Dear Shareholder

I am writing to invite you to participate in another Coles Myer initiative that delivers value to shareholders.

As a consequence of the company’s significantly improved financial performance, the Board has decided to return up to $1 billion to shareholders through its capital management program.

As an eligible shareholder, you are invited to participate in an off-market Buy-Back which is expected to result in around $600 million worth of Shares being bought back.

The Buy-Back delivers on our commitment to create additional value for shareholders as a consequence of the company’s improved financial performance. This booklet provides you with the details of the Buy-Back.

The Board believes that an off-market buy-back is the most effective method of returning surplus capital to shareholders, delivering benefits to all shareholders (see section 1.3 for more details).

You are not obliged to take any action if you do not wish to take part in the Buy-Back.

If you wish to participate, please ensure that your Tender is received by no later than 7.00pm AEST on Friday, 7 July 2006.

I urge you to read the booklet carefully. The Coles Myer Shareholder Information Line is available on 1300 130 278 from within Australia or +61 2 8280 7768 from outside Australia to answer any questions you may have on how the Buy-Back operates or how you can participate.

If you have any concerns about what you should do, please consult a professional adviser.

Yours sincerely

Rick Allert

Chairman

Details of the Buy-Back and tender process

This section provides general information about Coles Myer’s Buy-Back. Questions about what the Buy-Back is and how it will work are answered here. You should read this section, and the other sections of the booklet, in their entirety.

About the Buy-Back

1.1 What is the Coles Myer Buy-Back?

Generally, a buy-back is the action by which a company buys its own shares from its shareholders. Share buy-backs have been used by many ASX listed companies as a way of returning surplus capital to shareholders. Any shares bought back are cancelled, reducing the number of shares on issue by the number of shares bought back.

The Coles Myer Buy-Back is an opportunity for you to offer to sell your Shares to Coles Myer by tendering Shares at one or more of the specified Tender Discounts within the Tender Range – or by tendering Shares as a Final Price Tender. See section 1.15 for more information on Final Price Tenders.

Coles Myer will set the Buy-Back Price at the price derived from the largest Tender Discount to the Market Price which allows it to purchase the amount of capital it determines to buy back. The Buy-Back Price will be the same for all Shares bought back. Coles Myer reserves the right to buy back any number of Shares up to the Buy-Back Limit and the right to not buy back any Shares.

1.2 Why is Coles Myer implementing the Buy-Back?

Coles Myer is implementing the Buy-Back to return surplus capital to shareholders. The Buy-Back is made possible by a strong balance sheet and cash flows, and expectations of positive financial performance. The Buy-Back is part of Coles Myer’s $1 billion program of buy-backs which was announced on Tuesday, 23 May 2006. The Buy-Back is expected to be around $600 million worth of Shares, with any balance of the program to be conducted via an on-market buy-back after the completion of the Buy-Back.

After considering the alternatives, the Board considers that returning surplus capital through this program is in the best interests of Coles Myer and its shareholders.

1.3 What are the advantages of an off-market tender process?

Coles Myer is conducting the Buy-Back by way of an off-market tender process. The advantages for Coles Myer and its shareholders of using this process include the following:

Both participating and non-participating shareholders are expected to benefit from the Buy-Back as:

the Buy-Back is expected to improve earnings per share and return on equity for shareholders who continue to hold shares in Coles Myer; and

for some shareholders, depending on their tax status, the after tax return from participating in the Buy-Back may be greater than the after tax return from selling their Shares on ASX;

Coles Myer expects to buy back Shares at a discount of at least 5 per cent to the Market Price. This will enable Coles Myer to buy back a greater number of Shares than an on-market buy-back for the same amount of capital, which will also benefit shareholders who choose not to participate;

All eligible shareholders have an equal opportunity to participate in the Buy-Back;

Shareholders have the ability to choose whether they participate and have flexibility to tailor their participation to suit their own circumstances. In particular, shareholders can choose:

whether to tender their Shares into the Buy-Back; how many Shares to tender; and

the basis upon which to tender their Shares (for example, at which Tender Discount(s) or as a Final Price Tender, with the option to make their Tender conditional on a Minimum Price);

Shareholders with small holdings are able to sell all of their Shares so as not to be left with a small parcel of Shares after participating in the Buy-Back;

Coles Myer can determine the most appropriate number of Shares to buy back based on shareholder demand; and

No brokerage is payable and there is no need to appoint a stockbroker to participate in the Buy-Back.

The Board believes that the Buy-Back can be undertaken without affecting Coles Myer’s ability to maintain its current dividend policy. Furthermore, while the Buy-Back will result in a reduction of Coles Myer’s franking account balance, the Board expects Coles Myer to be in a position to fully frank its dividends for the foreseeable future. Further information about the effect of the Buy-Back on Coles Myer is set out in section 4.

1.4 Did Coles Myer consider other ways of returning capital?

The Board has considered various ways to return surplus capital to shareholders, including off-market buy-backs, on-market buy-backs, special dividends and pro-rata capital reductions. After considering these ways to return surplus capital, the Board concluded that an off-market buy-back that includes franking credits offers advantages which are not available at this time from other methods of returning capital.

The Board believes that the Buy-Back provides shareholders with more flexibility than other methods of returning surplus capital. The payment of a special dividend or a capital reduction does not provide shareholders with the flexibility to choose whether and upon which terms to participate. The Buy-Back is expected to enhance earnings per share which would not occur with a special dividend or a capital reduction.

The Buy-Back is expected to enable the purchase of Shares at a discount of at least 5% to the Market Price. As a result, the Buy-Back is expected to have a greater impact on earnings per share than an on-market buy-back as it enables a greater number of Shares to be purchased for the same amount of capital.

1.5 Do I have to participate?

No. Participation in the Buy-Back is voluntary. If you do not want to tender your Shares in the Buy-Back, you do not need to take any action. If you choose not to participate, the number of Shares you hold will not change as a result of the Buy-Back.

Deciding whether to participate

1.6 Am I entitled to participate?

Yes. The number of Shares you are entitled to tender is shown in Box A on your Tender Form, enclosed with this booklet. These are the Shares which were registered in your name on the Record Date and which, in accordance with the ASTC Settlement Rules, confer an entitlement to participate in the Buy-Back.

Shares acquired on ASX on or after Monday, 29 May 2006 do not confer an entitlement to participate in the Buy-Back.

Shares held under the Coles Myer Employee Share Plan and which are still subject to restrictions are not eligible to be tendered in the Buy-Back.

1.7 What are the main reasons to participate?

There are a number of reasons why you may choose to participate in the Buy-Back, some of which are listed below. It is important to understand how the Buy-Back works in order to make an informed decision.

All of the Buy-Back Price above $3.00 will be treated for tax purposes as a fully franked dividend.

The after tax return to some shareholders from participating in the Buy-Back may be greater than the after tax return from selling their Shares on ASX (see sections 1.20, 1.22 and section 3).

No brokerage is payable and there is no need to appoint a stockbroker to participate in the Buy-Back (compared with selling your Shares on ASX). Stockbrokers do not usually charge CHESS holders a fee to process buy-back tender forms.

For shareholders with 500 Shares or less, the Buy-Back may provide the opportunity to efficiently sell all of your Shares.

1.8 What are the main reasons I would not participate?

There may be reasons why you would choose not to participate in the Buy-Back. These might include the following:

You do not wish to dispose of some or all of your Shares; and

Participating in the Buy-Back may not suit your particular tax circumstances (see sections 1.20, 1.22 and section 3).

1.9 What will happen if I don’t participate?

If you do not participate in the Buy-Back, the number of Shares you hold will not change, although your proportional shareholding in Coles Myer will increase slightly. You will also benefit from any increase in Coles Myer’s earnings per share and return on equity over time.

1.10 I don’t want to participate.

What should I do?

Nothing. If you do not want to participate, you do not need to take any action.

1.11 Do I have to tender all my Shares?

Are there restrictions on how many Shares I can tender?

The maximum number of Shares you can tender in the Buy-Back is shown in Box A on your Tender Form enclosed with this booklet.

If you hold 500 Shares or less, and you wish to sell Shares in the Buy-Back, you must tender all of your Shares either at one Tender Discount or as a Final Price Tender.

If you hold more than 500 Shares, you may tender any number of Shares up to the number of Shares shown in Box A on your Tender Form, provided you tender at least 500 Shares in total.

1.12 At what Tender Discount can I tender my Shares?

You may tender Shares at one of the specified Tender Discounts in the Tender Range or as a Final Price Tender (see section 1.15 for more information on Final Price Tenders). There are 10 Tender Discounts to choose from, which are detailed on your Tender Form. If you hold more than 500 Shares, you may tender different parcels of Shares at different Tender Discounts, provided you tender at least 500 Shares in total and no more than the number of Shares shown in Box A on your Tender Form. Each parcel of Shares tendered at a different Tender Discount and/or as a Final Price Tender is a separate Tender.

1.13 What price will Coles Myer pay for my Shares?

The Buy-Back Price will be the price that is derived by applying the Buy-Back Discount to the Market Price. The Buy-Back Discount will be the largest discount within the range of 5 per cent to 14 per cent inclusive, which enables Coles Myer to buy back the number of Shares that it determines to buy back.

For each Share purchased from you under the Buy-Back, you will be paid a cash amount determined in accordance with the following formula:

A = B X	(1 – C	)
100

Where: A is the Buy-Back Price (that is the price per Share rounded to the nearest cent, to be paid for all Shares bought back under the Buy-Back);

B is the Market Price; and

C is the Buy-Back Discount

So, for example, if the relevant Market Price is $11.20 and the Buy-Back Discount is 14 per cent, the Buy-Back Price would be $9.63 (i.e. $11.20 x (1-14/100)).

The Buy-Back Price will not exceed the Deemed Market Value. The Deemed Market Value will be equal to $11.16 adjusted for movements in the S&P/ASX200. More information on the Deemed Market Value is contained in section 3.1.

Shareholders who submit successful Tenders will be paid the Buy-Back Price for each Share bought back, even if the Tender Discount at which those Shares were tendered is greater than the Buy-Back Discount. Shares tendered at a Tender Discount smaller than the Buy-Back Discount will not be bought back. All Shares will be bought back at the Buy-Back Price.

Coles Myer reserves the right to buy back any number of Shares up to the Buy-Back Limit and the right to not buy back any Shares.

1.14 How will I know what the Market Price is?

The Market Price is calculated as the volume weighted average price of Coles Myer Shares traded on ASX over the five trading days up to and including the Closing Date (Friday, 7 July 2006) (excluding certain trades – see definitions of VWAP and Market Price in section 6 for further details).

To provide an indication of the Market Price, Coles Myer will calculate and make available to shareholders the running VWAP during this five day period. The running VWAP will be published on Coles Myer’s website at www.colesmyer.com/buyback and will be available through the Coles Myer Shareholder Information Line from 8.30am AEST on Tuesday, 4 July 2006 on 1300 130 278 or on +61 2 8280 7768 from outside Australia, and will be updated daily.

The actual Market Price, representing the VWAP for the full five-day period up to and including the Closing Date (Friday, 7 July 2006), will be available from 6.00pm AEST on Friday, 7 July 2006, and can be obtained by accessing the website or by calling the Coles Myer Shareholder Information Line. The Coles Myer Shareholder Information Line will be open until 7.00pm AEST on Friday, 7 July 2006. Coles Myer intends to announce the Market Price to ASX as soon as practicable after it is calculated.

1.15 What is a Final Price Tender?

By submitting a Final Price Tender you agree to be paid the Buy-Back Price determined by Coles Myer under the tender process, for your Shares so tendered. The Buy-Back Price could be as low as a 14 per cent discount to the Market Price or as high as a 5 per cent discount to the Market Price. If a large number of Final Price Tenders are submitted, it is more likely that the Buy-Back Price will be at a larger discount to the Market Price.

If you submit a Final Price Tender, this increases the likelihood that your Shares will be bought back. Final Price Tenders may only be scaled back if the Buy-Back Discount is 14 per cent and the total number of Shares tendered at a 14 per cent discount and as Final Price Tenders is more than Coles Myer determines to buy back. See sections 1.25 and 1.26 for details on how any scale back will work.

1.16 Can I choose a Minimum Price for the sale of my Shares?

Yes, this is an option. Your Tender Form has four Minimum Price options from which you can choose one, provided you have also nominated a Tender Discount and/or a Final Price Tender.

If you are concerned that movements in the Coles Myer Share price after you lodge your Tender may result in your Tender corresponding to a lower Buy-Back Price than you are willing to sell your Shares for, then you may wish to make your Tender conditional on the Buy-Back Price being no less than a Minimum Price chosen by you. If the Buy-Back Price is below your Minimum Price, then your Tender will be rejected and your Shares will not be bought back by Coles Myer.

If you fail to nominate a Tender Discount or a Final Price Tender, and only make your Tender conditional on the Buy-Back Price being no less than a specified Minimum Price, your Tender will be invalid and might not be accepted by Coles Myer.

1.17 How will I find out the Buy-Back Price?

The Buy-Back Price will be announced to ASX on Monday, 10 July 2006. The Buy-Back Price will also be available on the Coles Myer website which you can access at www.colesmyer.com/buyback, or by calling the Coles Myer Shareholder Information Line, from 9.00am AEST on Monday, 10 July 2006 on 1300 130 278 from within Australia or +61 2 8280 7768 from outside Australia.

1.18 When and how will I receive payment for Shares bought back?

Coles Myer will despatch payment for Shares bought back in Australian dollars on or about Friday, 14 July 2006.

Coles Myer will send you a cheque for the proceeds, unless you have a direct credit authority recorded on your holding on the Coles Myer Share Register as at 7.00pm AEST on the Closing Date (Friday, 7 July 2006), in which case all proceeds due to you under the Buy-Back will be credited to your nominated account on or about Friday, 14 July 2006.

Cheques and direct credit confirmations will be sent to your address as recorded on the Coles Myer Share Register on the Closing Date (Friday, 7 July 2006).

1.19 How can I check if my Tender has been received and processed?

You can check whether your Tender has been received and processed on the Coles Myer website at www.colesmyer.com/buyback.

Please note that the receipt or processing of your Tender does not mean that your Tender has been accepted.

1.20 What are the Australian tax implications of selling my Shares in the Buy-Back?

The specific tax implications of selling your Shares into the Buy-Back will depend on your individual circumstances. Section 3 contains general information in relation to some of the Australian tax consequences of participating in the Buy-Back.

You can log onto the Coles Myer website at www.colesmyer.com/buyback and use the Buy-Back calculator to estimate your after tax proceeds of participating in the Buy-Back and to compare them to the after tax proceeds of selling your Shares on ASX. If you are in any doubt as to the tax implications of participating in the Buy-Back, please consult a professional adviser.

1.21 Can I trade my Shares after submitting a Tender?

You must not sell, offer to sell or otherwise transfer Shares you tender in the Buy-Back. In addition, you must not convert the Shares you tender from an Issuer Sponsored Holding to a CHESS Holding or vice versa or move them between CHESS Holdings (for instance, you cannot change your HIN (Holder Identification Number) or your Controlling Participant).

Once you have submitted a Tender, a holding lock will be placed over the Shares you have tendered. You will not be able to successfully deal with those Shares until those Shares are released, which will occur as soon as practicable after the Buy-Back Date (except for Shares which have been bought back). For Shares to be released before the Buy-Back Date you must withdraw or amend your Tender. It should be noted that withdrawals and amendments may not take immediate effect. See section 2 for information on withdrawing or amending Tenders.

If you sell, offer to sell or otherwise transfer any Shares after you submit a Tender, and at the Buy-Back Date you do not hold at least the number of Shares you have tendered, Coles Myer may, in its absolute discretion, reject your Tender (in whole or in part) or treat your Tender as if you had tendered the number of Shares actually held by you at the Closing Date (see sections 5.5 and 5.7 for further details).

1.22 How does the Buy-Back compare to selling my Shares on ASX?

Depending on your individual circumstances, the Australian tax consequences for you if you successfully participate in the Buy-Back may be different than if you sold your Shares on ASX (see section 3 for more details). You need to consider whether you wish to sell your Shares and if so whether you would prefer to sell the Shares in the Buy-Back or on ASX. Please refer to the tables in section 3 of this booklet and the Buy-Back calculator which can be accessed at www.colesmyer.com/buyback for examples of the potential Australian tax consequences of participating in the Buy-Back.

The Coles Myer Share price on ASX may be, or may move, higher or lower than the Buy-Back Price at any particular time.

It may also vary significantly in the future. It is likely that you will be able to sell your Shares on ASX for a price which is higher than the Buy-Back Price (although different tax consequences may result) because Shares tendered in the Buy-Back must be tendered at a discount to the Market Price. Therefore, it is likely that the price of Shares on ASX will be higher than the Buy-Back Price before, and immediately after, the Closing Date.

By making the Invitation and in setting the Tender Range, Coles Myer is not making any recommendation or giving any advice on the value of your Shares, or whether (or how) you should sell your Shares.

To sell your Shares on ASX you need to appoint a stockbroker and may have to pay them brokerage. Issuer Sponsored Holders do not need to appoint a broker or pay brokerage to participate in the Buy-Back. Stockbrokers usually do not charge CHESS holders to process tenders in a buy-back.

If you are in any doubt as to what you should do, please consult a professional adviser.

1.23 How have Coles Myer Shares performed over time?

The Coles Myer Share price on ASX at the close of trading on 22 May 2006 was $11.06. The highest and lowest Coles Myer Share price, and the average price of Coles Myer Shares sold on ASX during each of the preceding four months are shown in the table below:

Month	Low	High	Average Price
February	$9.49	$10.50	$9.98
March	$9.62	$10.75	$10.30
April	$10.57	$11.23	$10.83
May	$10.51	$11.33	$10.94

1.	Based on the trading of Shares in the ordinary course on ASX.

2.	This is the total value of Shares divided by the total volume of Shares traded on ASX over the specified month.

3.	For the period to 22 May 2006.

The graph on the opposite page indicates the daily closing price of Coles Myer Shares on ASX over the period 23 May 2004 to 22 May 2006.

How does the tender process work?

1.24 Will all the Shares I tender be bought back?

Coles Myer expects to buy back around $600 million worth of Shares. The number of your Shares which will be bought back will depend on factors such as:

the Tender Discount(s) at which you tender your Shares;

the number of Shares that you tender;

any Minimum Price chosen by you;

the Tender Discount(s) at which other shareholders tender their Shares;

the number of Shares tendered by other shareholders;

any Minimum Price chosen by other shareholders; and

the total number of Shares Coles Myer determines to buy back.

This means that all, some, or none of your Shares may be bought back.

If you tender Shares at a Tender Discount greater than or equal to the Buy-Back Discount or as a Final Price Tender, these Shares will be bought back, subject to any scale back. If you tender Shares at a Tender Discount smaller than the Buy-Back Discount, none of those Shares will be bought back. See the sections following for information on how Coles Myer will determine successful Tenders and how any scale back will work.

If a scale back needs to be applied to successful Tenders and this would result in you being left with 200 Shares or less, Coles Myer will buy back your remaining Shares, provided you tender all of your Shares at a Tender Discount greater than or equal to the Buy-Back Discount or as a Final Price Tender.

If you become the registered holder of additional Shares in Coles Myer after the Record Date and you are the registered holder of more Shares at the Closing Date (Friday, 7 July 2006) than you held on the Record Date (Friday, 2 June 2006), the additional Shares will not be included in the Buy-Back, irrespective of whether you will retain a holding of 200 Shares or less.

1.25 How will Coles Myer determine successful Tenders?

Coles Myer has set rules for determining successful Tenders which are set out below. Some detailed examples of how these rules would work are set out on pages 14 and 15

If Coles Myer sets the Buy-Back Discount between 5 per cent and 13 per cent (inclusive) and if you submit a Tender:

As a Final Price Tender

At a Tender Discount greater than the Buy-Back Discount

That Tender will be accepted in full*

At the Buy-Back Discount

That Tender will be accepted*

However, the Tender may be subject to the following scale back, if required (see section 1.26 below for the circumstances where a scale back would be required):

A Priority Parcel (see opposite) will be bought back from each shareholder. If you tender a number of Shares equal to or less than the Priority Parcel, then all of those Shares will be bought back; and

Small Residual Holding Tenders (see opposite) will be accepted in full; and

The balance of Tenders at the Buy-Back Discount (other than Priority Parcels and Small Residual Holding Tenders) will be scaled back on a pro-rata basis (fractions of Shares will be rounded downwards to the nearest Share)

At a Tender Discount smaller than the Buy-Back Discount

That Tender will be rejected in full and your Shares will NOT be bought back

If Coles Myer sets the Buy-Back Discount at 14 per cent and if you submit a Tender:

As a Final Price Tender

At a 14 per cent Tender Discount

That Tender will be accepted*

However, all Shares tendered as a Final Price Tender or at a 14 per cent Tender Discount will be treated as a single Tender which may be subject to the following scale back, if required (see section 1.26 below for the circumstances where a scale back would be required):

A Priority Parcel (see opposite) will be bought back from each shareholder. If you tender a number of Shares equal to or less than the Priority Parcel, then all of those Shares will be bought back; and

Small Residual Holding Tenders (see opposite) will be accepted in full; and

The balance of Tenders at a 14 per cent Tender Discount or as Final Price Tenders (other than Priority Parcels and Small Residual Holding Tenders) will be scaled back on a pro-rata basis (fractions of Shares will be rounded downwards to the nearest Share)

At a Tender Discount between 5 per cent and 13 per cent (inclusive)

That Tender will be rejected in full and your Shares will NOT be bought back

*

If you have also chosen a Minimum Price and the Buy-Back Price is below that price, your Tender will be rejected and your Shares will NOT be bought back.

Priority Parcel means in the event of a scale back, Coles Myer will buy back the first 500 Shares successfully tendered by each shareholder or such lesser number of Shares determined to be the Priority Parcel as is required to ensure that Coles Myer buys back only the number of Shares it determines to buy back.

Small Residual Holding Tender means a Tender submitted by a shareholder who tendered all of their Shares at one or more Tender Discounts greater than or equal to the Buy-Back Discount and/or as a Final Price Tender and who would otherwise be left with 200 Shares or less as a result of a scale back.

1.26 What is a scale back?

Coles Myer may need to scale back the number of Shares it buys back from some Tenders that it accepts. Details about the scale back rules are included in section 1.25. Coles Myer will only need to apply a scale back in the event that the number of Shares tendered at a Tender Discount greater than or equal to the Buy-Back Discount and as Final Price Tenders exceeds the total number of Shares Coles Myer determines to buy back. Coles Myer will announce details of any scale back on Monday, 10 July 2006.

Other questions

1.27 Can I transfer my rights to participate in the Buy-Back?

No. These rights are personal to you and are not transferable.

1.28	Note to shareholders located in the United States

If you are a shareholder located in the United States, you should be aware that the disclosure requirements regarding the Buy-Back are different from the requirements that would apply if the Buy-Back was for shares of a United States company. Furthermore, because most of Coles Myer’s directors and executive officers reside outside the United States and all or a substantial portion of the assets of these persons and a substantial portion of Coles Myer’s assets are located outside the United States, it may not be possible for shareholders to effect service of process within the United States upon such persons or to enforce against them judgments obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States.

This Buy-Back booklet will not be reviewed by the US Securities and Exchange Commission or any US regulatory authority and none of the foregoing authorities have passed comment upon or endorsed the merits of the Buy-Back, or the accuracy, adequacy or completeness of the Buy-Back Documents.

Examples of how Coles Myer will determine successful Tenders

Assume seven shareholders tender their Shares into the Buy-Back on the basis shown in the table below. Two scenarios are examined. Scenario 1 assumes the Buy-Back Discount is set at 9%. Scenario 2 assumes the Buy-Back Discount is set at 14%.

All scenarios assume that the Priority Parcel applies to the first 500 Shares and where applicable, the pro-rata scale back is 20% (i.e. 80% of Shares otherwise successfully tendered are bought back).

Shareholder	Total holding of Shares	Shares tendered	Tender Discount	Scenario 1 outcome Buy-Back Price set at a 9% discount	Scenario 2 outcome Buy-Back Price set at a 14% discount

Angela	500	500	Final Price Tender	500 Shares bought back	500 Shares bought back

Bob	8,000	4,000	Final Price Tender	4,000 Shares bought back	3,300 Shares bought back

Chris	700	700	Final Price Tender	700 Shares bought back	700 Shares bought back

		1,000	Final Price Tender	1,000 Shares bought back

David	2,000				1,300 Shares bought back

		500	14%	500 Shares bought back

Emily	500	500	8%	No Shares bought back	No Shares bought back

		1,300	9%	1,140 Shares bought back

Fiona	2,300				No Shares bought back

		1,000	6%	No Shares bought back

		1,000	14%	1,000 Shares bought back	900 Shares bought back

Greg	9,000	2,000	10%	2,000 Shares bought back

					No Shares bought back

		3,000	7%	No Shares bought back

Explanation of Scenario 1

Angela tendered a total of 500 Shares as a Final Price Tender. The Tender will be successful and will not be scaled back because it is a Final Price Tender and the Buy-Back Discount is between 5 and 13 per cent. Angela will not hold any Shares after completion of the Buy-Back.

Bob tendered a total of 4,000 Shares as a Final Price Tender. The Tender will be successful and will not be scaled back because it is a Final Price Tender and the Buy-Back Discount is between 5 and 13 per cent. Bob will hold 4,000 Shares after completion of the Buy-Back.

Chris tendered a total of 700 Shares as a Final Price Tender. The Tender will be successful and will not be scaled back because it is a Final Price Tender and the Buy-Back Discount is between 5 and 13 per cent. Chris will not hold any Shares after completion of the Buy-Back.

David tendered a total of 1,500 Shares at two different Tender Discounts: 1,000 Shares as a Final Price Tender and 500 Shares at a 14 per cent Tender Discount. Both Tenders will be successful and will not be scaled back because the Buy-Back Discount is between 5 and 13 per cent and the Tenders are a Final Price Tender and a Tender at a Tender Discount greater than the Buy-Back Discount respectively. David will hold 500 Shares after completion of the Buy-Back.

Emily tendered 500 Shares at an 8 per cent Tender Discount. The Tender will not be successful because the Tender Discount is smaller than the Buy-Back Discount. Emily will continue to hold 500 Shares after completion of the Buy-Back.

Fiona tendered a total of 2,300 Shares at two different Tender Discounts: 1,300 Shares at a 9 per cent Tender Discount and 1,000 Shares at a 6 per cent Tender Discount. The Tender at a 9 per cent Tender Discount will be successful because it is equal to the Buy-Back Discount but only 1,140 Shares will be bought back. The first 500 Shares will be bought back in full as a Priority Parcel and the Shares tendered in excess of 500 Shares (i.e. 800 Shares) will be subject to the scale back rules. The Tender at a 6 per cent Tender Discount will not be successful because the Tender Discount is smaller than the Buy-Back Discount. Fiona will hold 1,160 Shares after completion of the Buy-Back.

Greg tendered a total of 6,000 Shares at three different Tender Discounts: 1,000 Shares at a 14 per cent Tender Discount, 2,000 Shares at a 10 per cent Tender Discount and 3,000 Shares at a 7 per cent Tender Discount. The Tenders at a 14 per cent Tender Discount and a 10 per cent Tender

Discount will be successful because the Tender Discounts are greater than the Buy-Back Discount and all 3,000 Shares will be bought back. The Tender at a 7 per cent Tender Discount will not be successful because the Tender Discount is smaller than the Buy-Back Discount. Greg will hold 6,000 Shares after completion of the Buy-Back.

Explanation of Scenario 2

Angela tendered a total of 500 Shares as a Final Price Tender. The Tender will be successful because it is a Final Price Tender. However, as the Buy-Back Discount is set at 14 per cent, all successful Tenders from each shareholder will be treated as a single Tender and subject to the scale back rules. For Angela, all Shares will be bought back as the first 500 Shares tendered will be bought back in full as a Priority Parcel. Angela will not hold any Shares after completion of the Buy-Back.

Bob tendered a total of 4,000 Shares as a Final Price Tender. The Tender will be successful because it is a Final Price Tender. However, as the Buy-Back Discount is set at 14 per cent, all successful Tenders from each shareholder will be treated as a single Tender and subject to the scale back rules. For Bob, the first 500 Shares tendered will be bought back in full as a Priority Parcel. Shares tendered in excess of 500 Shares (i.e. 3,500 Shares), will be subject to the scale back rules. As a result, a total of 3,300 Shares will be bought back. Bob will hold 4,700 Shares after completion of the Buy-Back.

Chris tendered a total of 700 Shares as a Final Price Tender. The Tender will be successful because it is a Final Price Tender. However, as the Buy-Back Discount is set at 14 per cent, all successful Tenders from each shareholder will be treated as a single Tender and subject to the scale back rules. For Chris, the first 500 Shares tendered will be bought back in full as a Priority Parcel. The next 200 Shares tendered will also be bought back in full as a Small Residual Holding Tender because Chris tendered all of his shares as a Final Price Tender and would otherwise be left with 200 Shares or less as a result of the scale back. Chris will not hold any Shares after completion of the Buy-Back.

David tendered a total of 1,500 Shares at two different Tender Discounts: 1,000 Shares as a Final Price Tender and 500 Shares at a 14 per cent Tender Discount. Both Tenders will be successful because they are a Final Price Tender and a Tender at the Buy-Back Discount respectively. However, as the Buy-Back Discount is set at 14 per cent all successful Tenders from each shareholder will be treated as a single Tender and subject to the scale back rules. For David, the first 500 Shares will be bought back in full as a Priority Parcel while Shares tendered in excess of 500 Shares (i.e. 1,000 Shares), will be subject to the scale back rules. As a result, a total of 1,300 Shares will be bought back. David will hold 700 Shares after completion of the Buy-Back.

Emily tendered 500 Shares at an 8 per cent Tender Discount. The Tender will not be successful because the Tender Discount is smaller than the Buy-Back Discount. Emily will continue to hold 500 Shares after completion of the Buy-Back.

Fiona tendered a total of 2,300 Shares at two different Tender Discounts: 1,300 Shares at a 9 per cent Tender Discount and 1,000 Shares at a 6 per cent Tender Discount. Both Tenders will not be successful because the Tender Discounts are smaller than the Buy-Back Discount. Fiona will continue to hold 2,300 Shares after completion of the Buy-Back.

Greg tendered a total of 6,000 Shares at three different Tender Discounts: 1,000 Shares at a 14 per cent Tender Discount, 2,000 Shares at a 10 per cent Tender Discount and 3,000 Shares at a 7 per cent Tender Discount. The Tender at a 14 per cent Tender Discount will be successful because it is at the Buy-Back Discount. However, as the Buy-Back Discount is set at 14 per cent all successful Tenders from each shareholder will be treated as a single Tender and subject to the scale back rules. For Greg, the first 500 Shares will be bought back in full as a Priority Parcel and the Shares tendered in excess of 500 Shares (i.e. 500 Shares) will be subject to the scale back rules. As a result, a total of 900 Shares will be bought back. The Tenders at a 10 per cent Tender Discount and a 7 per cent Tender Discount will not be successful because both Tender Discounts are smaller than the Buy-Back Discount. Greg will hold 8,100 Shares after completion of the Buy-Back.

Submitting your Tender

The following pages provide instructions on how to complete your Tender Form, and examples of Tender Forms that have been filled out correctly. If you would like any further information, please call the Coles Myer Shareholder Information Line, open 8.30am to 5.30pm AEST Monday to Friday, on 1300 130 278 from within Australia or +61 2 8280 7768 from outside Australia.

2.1 How do I participate in the Buy-Back?

To participate in the Buy-Back, you need to:

Complete and sign your Tender Form, which has been enclosed with this booklet.

OR

If you are an Issuer Sponsored Holder (if you received a blue or yellow Tender Form) you may tender your Shares via the Online Tender Facility at www.colesmyer.com/buyback

You will need your security holder reference number, name and postcode for validation to access the Online Tender Facility.

AND

Submit your Tender so that it is received on time – details are contained in this section.

2.2 What is the closing date for Tenders?

Tenders must be received no later than 7.00pm AEST on the Closing Date (Friday, 7 July 2006).

2.3 What if I received more than one Tender Form?

If you have more than one holding of Shares, you will be sent a Tender Form for each separate holding of Shares. If you wish to sell Shares in the Buy-Back, you must follow the relevant instructions in this section 2 for each Tender Form which relates to each separate holding of Shares that you wish to sell. Each holding will be treated as a separate shareholding.

If any of your separate registered holdings is of 500 Shares or less, in order to participate in the Buy-Back in respect of that holding, you must tender all of the Shares in that holding.

Any scale back that applies to Shares tendered from more than one of your registered holdings will be applied to each of those registered holdings as if they were held by different persons.

Blue Tender Form

You have an Issuer Sponsored Holding of 500 Shares or less.

The instructions below apply if you choose to lodge the enclosed Tender Form. If you wish to submit your Tender via the Online Tender Facility, go to www.colesmyer.com/buyback and follow the instructions.

Step 1

Decide if you want to sell all your Shares in the Buy-Back

If you wish to participate in the Buy-Back, you must tender all of your Shares.

Your Tender Form sets out the number of eligible Shares you held on the Record Date in Box A.

In the example opposite, the shareholder held 500 Shares on the Record Date. If the shareholder wishes to participate, they must tender all of their Shares.

Step 2

Decide your Tender Discount

In Box B on your Tender Form indicate the Tender Discount at which you are willing to sell your Shares by writing one of the specified Tender Discounts in the box provided or by placing an ‘X’ next to Final Price Tender on your Tender Form.

You must tender all your Shares either as a Final Price Tender or at one of the specified Tender Discounts in the Tender Range. You cannot split your holding or tender different parcels of your Shares at different Tender Discounts or at both a Tender Discount and a Final Price Tender.

In the example opposite, the shareholder has decided to tender all of their Shares as a Final Price Tender.

Step 3

Optional – You can choose a Minimum Price

In addition to choosing to tender your Shares at one of the specified Tender Discounts or as a Final Price Tender, you may also elect to impose a Minimum Price condition on your Tender (see section 1.16) by placing an ‘X’ next to your chosen Minimum Price in Box C.

In the example opposite the shareholder has decided not to choose a Minimum Price.

Step 4

Sign and complete your Tender Form

Sign your Tender Form at Box D and insert the date and your contact details.

Step 5

Submit your Tender Form – please DO NOT return your Tender Form if you have lodged your Tender online.

Return your completed and signed Tender Form in the enclosed envelope to the Coles Myer Share Registry at:

If sending by mail:

Coles Myer Ltd.

C/- Link Market Services Limited

Locked Bag A14

SYDNEY SOUTH NSW 1235

If hand delivering:

Coles Myer Share Registry

C/- Link Market Services Limited

Level 12, 680 George Street

SYDNEY NSW 2000

You should ensure that your completed and signed Tender Form is received by the Coles Myer Share Registry by 7.00pm AEST on the Closing Date (Friday, 7 July 2006). You should allow sufficient time for mail collection and delivery when you are returning your Tender Form.

An example of a completed blue Tender Form is shown on the opposite page.

Step 1 ▶

Step 2 ▶
(only complete one)

Step 3 ▶
(optional)

Step 4 ▶

Coles Myer Ltd.
ABN 11 004 089 936

2006 | **Tender Form – Issuer Sponsored Holders**

Alternatively, you may tender your Shares via the Online Tender Facility at www.colesmyer.com/buyback. See over for further instructions.

John Citizen
00 Street name
Suburb State 0000

I123456789

A SHARES YOU CAN TENDER: 500

B I/We tender all my/our Shares on the conditions in the Buy-Back Documents at:

Final Price Tender X Indicate with an 'X'

OR

The Tender Discount of ____ %

Insert one of the Tender Discounts shown below

14%	13%	12%	11%	10%	9%	8%	7%	6%	5%

EXAMPLE

C THIS BOX C IS OPTIONAL – EITHER LEAVE IT BLANK OR PLACE AN 'X' NEXT TO YOUR CHOSEN MINIMUM PRICE (ONE ONLY)

If you complete Box C you must also complete Box B.

☐ A$7.60 ☐ A$8.30 ☐ A$9.00 ☐ A$9.70

D Please sign within the appropriate boxes below. Instructions are on the back of this Tender Form.

Individual or Joint Shareholder 1	Joint Shareholder 2	Joint Shareholder 3
J. Citizen		
Sole Director and Sole Company Secretary	Director/Company Secretary	Director

Please provide your contact details in case we need to speak to you about your Tender:

Contact name	Contact daytime telephone	Date
John Citizen	(03) 9999 9999	01 / 07 / 06

TENDER FORMS MUST BE RECEIVED BY 7:00PM (AEST) ON FRIDAY, 7 JULY 2006

THIS DOCUMENT IS IMPORTANT.
If you are in any doubt as to what you should do, please consult a professional adviser.

CML BBT001

19
Coles Myer Share Buy-Back

Yellow Tender Form

You have an Issuer Sponsored Holding of more than 500 Shares.

The instructions below apply if you choose to lodge the enclosed Tender Form. If you wish to submit your Tender via the Online Tender Facility, go to www.colesmyer.com/buyback and follow the instructions.

Step 1

Decide how many Shares you wish to sell

You may tender some or all of your Shares, subject to a minimum of 500 Shares (in aggregate) and a maximum of the number of Shares shown in Box A on your Tender Form.

In the example opposite, the shareholder held 4,500 Shares on the Record Date. As indicated in Step 2, the shareholder has decided to tender some of their Shares as a Final Price Tender and the balance of their Shares at two different Tender Discounts.

Step 2

Decide your Tender Discount(s)

In Box B on your Tender Form, indicate the number of Shares you wish to tender as a Final Price Tender and/or the number of Shares you wish to tender at one or more of the specified Tender Discounts.

You may tender Shares as a Final Price Tender and/or at one or more of the specified Tender Discounts in the Tender Range. You may tender different parcels of Shares at different Tender Discounts. However, the total number of Shares you tender must not exceed the number in Box A on your Tender Form.

In the example opposite, the shareholder has decided to tender 700 Shares as a Final Price Tender, 2,000 Shares at an 11 per cent Tender Discount and 1,800 Shares at a 10 per cent Tender Discount. Importantly, the number of Shares tendered (4,500) does not exceed the number of Shares in Box A (4,500).

Step 3

Calculate the total number of Shares

Calculate the total number of Shares tendered and insert at Box C.

In the example opposite, the total number of Shares tendered is 4,500 (which is 700 + 2,000 + 1,800).

Step 4

Optional – You can choose a Minimum Price

In addition to choosing to tender your Shares at one of the specified Tender Discounts and/or as a Final Price Tender, you may also elect to impose a Minimum Price condition on your Tender (see section 1.16) by placing an ‘X’ next to your chosen Minimum Price in Box D.

In the example opposite the Shareholder has decided not to choose a Minimum Price.

Step 5

Sign and complete your Tender Form

Sign your Tender Form at Box E and insert the date and your contact details.

Step 6

Submit your Tender Form – please DO NOT return your Tender Form if you have lodged your Tender online

Return your completed and signed Tender Form in the enclosed envelope to the Coles Myer Share Registry at:

If sending by mail:

Coles Myer Ltd.

C/- Link Market Services Limited

Locked Bag A14

SYDNEY SOUTH NSW 1235

If hand delivering:

Coles Myer Share Registry

C/- Link Market Services Limited

Level 12, 680 George Street

SYDNEY NSW 2000

You should ensure that your completed and signed Tender Form is received by the Coles Myer Share Registry by 7.00pm AEST on the Closing Date (Friday, 7 July 2006). You should allow sufficient time for mail collection and delivery when you are returning your Tender Form.

An example of a completed yellow Tender Form is shown on the opposite page.

Coles Myer Ltd.
ABN 11 004 089 936

2006

Tender Form – Issuer Sponsored Holders

Alternatively, you may tender your Shares via the Online Tender Facility at www.colesmyer.com/buyback. See over for further instructions.

John Citizen
00 Street name
Suburb State 0000

I123456789

EXAMPLE

Step 1 ▶

A SHARES YOU CAN TENDER 4,500

I/We tender the following Shares to Coles Myer at the Tender Discount(s) specified, on the conditions in the Buy-Back Documents:

Step 2 ▶

B Insert the number of Shares (if any) you wish to tender as a Final Price Tender.

Insert the number of Shares (if any) you wish to tender at any of the specified Tender Discounts.

You must tender a minimum of 500 Shares in total but no more than the number of Shares shown in Box A.

	Shares	
	700	as a Final Price Tender
+		at a 14% Tender Discount
+		at a 13% Tender Discount
+		at a 12% Tender Discount
+	2000	at a 11% Tender Discount
+	1800	at a 10% Tender Discount
+		at a 9% Tender Discount
+		at a 8% Tender Discount
+		at a 7% Tender Discount
+		at a 6% Tender Discount
+		at a 5% Tender Discount

Please provide your contact details in case we need to speak to you about your Tender:

John Citizen
Contact name

(03) 9999 9999
Contact daytime telephone

01 / 07 / 06
Date

Step 3 ▶

C TOTAL NUMBER OF SHARES TENDERED (minimum 500 Shares) Add up the Shares in Box B and write that number in here. = 4500

The number of Shares shown here must not be more than the number in Box A.

Step 4 ▶ (optional)

D THIS BOX D IS OPTIONAL – EITHER LEAVE IT BLANK OR PLACE AN 'X' NEXT TO YOUR CHOSEN MINIMUM PRICE (ONE ONLY)

If you complete Box D you must also complete Boxes B and C.

☐ A$7.60 ☐ A$8.30 ☐ A$9.00 ☐ A$9.70

Step 5 ▶

E Please sign within the appropriate boxes below.

Individual or Joint Shareholder 1	Joint Shareholder 2	Joint Shareholder 3
J.Citizen		
Sole Director and Sole Company Secretary	Director/Company Secretary	Director

TENDER FORMS MUST BE RECEIVED BY 7:00 PM (AEST) ON FRIDAY, 7 JULY 2006

THIS DOCUMENT IS IMPORTANT.
If you are in any doubt as to what you should do, please consult a professional adviser.

CML BBT002

21
Coles Myer Share Buy-Back

Green Tender Form

You have a CHESS Holding of 500 Shares or less.

Step 1

Decide if you want to sell all your Shares in the Buy-Back

If you wish to participate in the Buy-Back, you must tender all of your Shares.

Your Tender Form sets out the number of eligible Shares you held on the Record Date in Box A.

In the example opposite, the shareholder held 400 Shares on the Record Date. If the shareholder wishes to participate, they must tender all of their Shares.

Step 2

Decide your Tender Discount

In Box B on your Tender Form indicate the Tender Discount at which you are willing to sell your Shares by writing one of the specified Tender Discounts in the box provided or by placing an ‘X’ next to Final Price Tender on your Tender Form.

You must tender all your Shares either as a Final Price Tender or at one of the specified Tender Discounts in the Tender Range. You cannot split your holding or tender different parcels of your Shares at different Tender Discounts or at both a Tender Discount and a Final Price Tender.

In the example opposite, the shareholder has decided to tender all of their Shares at an 11 per cent Tender Discount.

Step 3

Optional – You can choose a Minimum Price

In addition to choosing to tender your Shares at one of the specified Tender Discounts or as a Final Price Tender, you may also elect to impose a Minimum Price condition on your Tender (see section 1.16) by placing an ‘X’ next to your chosen Minimum Price in Box C.

In the example opposite the shareholder has decided not to choose a Minimum Price.

Step 4

Sign and complete your Tender Form

Sign your Tender Form at Box D and insert the date and your contact details.

Step 5

Submit your Tender

Contact your Controlling Participant (usually your stockbroker) and advise that you wish to tender your Shares, your choice of Tender Discount or Final Price Tender, and any Minimum Price. The name of the Controlling Participant who manages your CHESS Holding as at the Record Date is printed on your Tender Form.

You must instruct your Controlling Participant in sufficient time to enable processing of your Tender by 7.00pm AEST on the Closing Date (Friday, 7 July 2006).

Do not send your green Tender Form to the Coles Myer Share Registry, as it cannot process your Tender. Your Controlling Participant may request that you send your Tender Form to them.

You may receive written confirmation from CHESS of the Tender made on your holding by your Controlling Participant. Irrespective of its wording, this confirmation is not an acceptance by Coles Myer of any Tender.

An example of a completed green Tender Form is shown on the opposite page.

○ ● ○ ○ ○ ○

Coles Myer Ltd.
ABN 11 004 089 936

2006

Tender Form – CHESS Holders

You must give your tender instructions to your Controlling Participant (normally your broker). Do not return this Tender Form to the Coles Myer Share Registry

Your Controlling Participant as at 2 June 2006 is:
XYX Stockbroker Limited

John Citizen
00 Street name
Suburb State 0000

Holder Identification Number (HIN)
X123456789

EXAMPLE

Step 1 ▶

A SHARES YOU CAN TENDER 400

Step 2 ▶ (only complete one)

B I/We tender all my/our Shares on the conditions in the Buy-Back Documents at:

Final Price Tender ☐ Indicate with an 'X'

OR

The Tender Discount of 11 %

Insert one of the Tender Discounts shown below

14% 13% 12% 11% 10% 9% 8% 7% 6% 5%

Step 3 ▶ (optional)

C THIS BOX C IS OPTIONAL – EITHER LEAVE IT BLANK OR PLACE AN 'X' NEXT TO YOUR CHOSEN MINIMUM PRICE (ONE ONLY)

If you complete Box C you must also complete Box B.

☐ A$7.60 ☐ A$8.30 ☐ A$9.00 ☐ A$9.70

Step 4 ▶

D Please sign within the appropriate boxes below. Instructions are on the back of this Tender Form.

Individual or Joint Shareholder 1	Joint Shareholder 2	Joint Shareholder 3
J.Citizen		
Sole Director and Sole Company Secretary	Director/Company Secretary	Director

Please provide your contact details in case we need to speak to you about your Tender:

Contact name	Contact daytime telephone	Date
John Citizen	(03) 9999 9999	01 / 07 / 06

TENDERS MUST BE SUBMITTED BY YOUR CONTROLLING PARTICIPANT BY 7:00 PM (AEST) ON FRIDAY, 7 JULY 2006

THIS DOCUMENT IS IMPORTANT
If you are in any doubt as to what you should do, please consult a professional adviser.

CML BBT003

23
Coles Myer Share Buy Back

Brown Tender Form

You have a CHESS Holding of more than 500 Shares.

Step 1

Decide how many Shares you wish to sell

You may tender some or all of your Shares, subject to a minimum of 500 Shares (in aggregate) and a maximum of the number of Shares shown in Box A on your Tender Form.

In the example opposite, the shareholder held 8,000 Shares on the Record Date. As indicated in Step 2, the shareholder has decided to tender some (but not all) of their Shares as a Final Price Tender and some (but not all) of their Shares at two different Tender Discounts.

Step 2

Decide your Tender Discount(s)

In Box B on your Tender Form, indicate the number of Shares you wish to tender as a Final Price Tender and/or the number of Shares you wish to tender at one or more of the specified Tender Discounts.

You may tender Shares as a Final Price Tender and/or at one or more of the specified Tender Discounts in the Tender Range. You may tender different parcels of Shares at different Tender Discounts. However, the total number of Shares you tender must not exceed the number in Box A on your Tender Form.

In the example opposite, the shareholder has decided to tender 500 Shares as a Final Price Tender, 1,200 Shares at an 11 per cent Tender Discount and 1,000 Shares at a 10 per cent Tender Discount. Importantly, the number of Shares tendered (2,700) does not exceed the number of Shares in Box A (8,000).

Step 3

Calculate the total number of Shares

Calculate the total number of Shares tendered and insert at Box C.

In the example opposite, the total number of Shares tendered is 2,700 (which is 500 + 1,200 + 1,000).

Step 4

Optional – You can choose a Minimum Price

In addition to choosing to tender your Shares at one of the specified Tender Discounts and/or as a Final Price Tender, you may also elect to impose a Minimum Price condition on your Tender (see section 1.16) by placing an ‘X’ next to your chosen Minimum Price in Box D.

In the example opposite the shareholder has decided to choose a Minimum Price of $7.60.

Step 5

Sign and complete your Tender Form

Sign your Tender Form at Box E and insert the date and your contact details.

Step 6

Submit your Tender

Contact your Controlling Participant (usually your stockbroker) and advise how many of your Shares you wish to sell, your choice of Tender Discount(s) and/or Final Price Tender, and any Minimum Price. The name of the Controlling Participant who manages your CHESS Holding as at the Record Date is printed on your Tender Form.

You must instruct your Controlling Participant in sufficient time to enable processing of your Tender(s) by 7.00pm AEST on the Closing Date (Friday, 7 July 2006).

Do not send your brown Tender Form to the Coles Myer Share Registry, as it cannot process your Tender. Your Controlling Participant may request that you send your Tender Form to them.

You may receive written confirmation from CHESS of the Tender(s) made on your holding by your Controlling Participant. Irrespective of its wording, this confirmation is not an acceptance by Coles Myer of any Tender.

An example of a completed brown Tender Form is shown on the opposite page.

Step 1 ▸
Step 2 ▸
Step 3 ▸
Step 4 ▸ (optional)
Step 5 ▸

Coles Myer Ltd.
ABN 11 004 089 936

2006 | **Tender Form – CHESS Holders**
You must give your tender instructions to your Controlling Participant (normally your broker). Do not return this Tender Form to the Coles Myer Share Registry.

XYX Stockbroker Limited

X123456789

John Citizen
00 Street name
Suburb State 0000

EXAMPLE

A SHARES YOU CAN TENDER: 8,000

I/We tender the following Shares to Coles Myer at the Tender Discount(s) specified, on the conditions in the Buy-Back Documents:

B Insert the number of Shares (if any) you wish to tender as a Final Price Tender.

Insert the number of Shares (if any) you wish to tender at any of the specified Tender Discounts.

You must tender a minimum of 500 Shares in total but no more than the number of Shares shown in Box A.

	Shares	
	500	as a Final Price Tender
+		at a 14% Tender Discount
+		at a 13% Tender Discount
+		at a 12% Tender Discount
+	1200	at a 11% Tender Discount
+	1000	at a 10% Tender Discount
+		at a 9% Tender Discount
+		at a 8% Tender Discount
+		at a 7% Tender Discount
+		at a 6% Tender Discount
+		at a 5% Tender Discount

Please provide your contact details in case we need to speak to you about your Tender:

John Citizen
Contact name

(03) 9999 9999
Contact daytime telephone

01 / 07 / 06
Date

C TOTAL NUMBER OF SHARES TENDERED (minimum 500 Shares) Add up the Shares in Box B and write that number in here. = 2700

The number of Shares shown here must not be more than the number in Box A.

D THIS BOX D IS OPTIONAL – EITHER LEAVE IT BLANK OR PLACE AN 'X' NEXT TO YOUR CHOSEN MINIMUM PRICE (ONE ONLY)
If you complete Box D you must also complete Boxes B and C.

[X] A$7.60 [ ] A$8.30 [ ] A$9.00 [ ] A$9.70

E Please sign within the appropriate boxes below.

Individual or Joint Shareholder 1	Joint Shareholder 2	Joint Shareholder 3
J.Citizen		
Sole Director and Sole Company Secretary	Director/Company Secretary	Director

TENDERS MUST BE SUBMITTED BY YOUR CONTROLLING PARTICIPANT BY 7:00 PM (AEST) ON FRIDAY, 7 JULY 2006

THIS DOCUMENT IS IMPORTANT.
If you are in any doubt as to what you should do, please consult a professional adviser.

CML BBT004

25
Coles Myer Share Buy-Back

2.4 What must Controlling Participants do?

If you are a Controlling Participant you may only process Tenders in accordance with the ASTC Settlement Rules. Tender Forms must be processed by 7.00pm AEST on the Closing Date (Friday, 7 July 2006).

2.5	How do I withdraw or amend a Tender?

Once you have submitted a Tender, you may only withdraw or amend your Tender by following the procedures set out below.

(a) Issuer Sponsored Holdings

There are two ways to withdraw or amend a Tender you have submitted:

Via the Online Tender Facility at www.colesmyer.com/buyback; or

Submit a Withdrawal/Amendment Form

You may use the Online Tender Facility to withdraw or amend a Tender irrespective of how you lodged the original Tender.

Option	1:

Withdraw or amend a Tender via the Online Tender Facility

To withdraw or amend a Tender via the Online Tender Facility go to www.colesmyer.com/buyback and follow the instructions. You will need your security holder reference number, name and postcode for validation to access the Online Tender Facility.

Option	2:

Withdraw or amend a Tender by submitting a Withdrawal/Amendment Form to the Share Registry

Step 1

Obtain a copy of the Withdrawal/Amendment Form.

To obtain a copy of the Withdrawal/Amendment Form you can either:

download a copy from Coles Myer’s website at www.colesmyer.com/buyback by using your security holder reference number, name and postcode to validate your request; or

phone the Coles Myer Shareholder Information Line, open 8.30am to 5.30pm AEST, Monday to Friday, on 1300 130 278 from within Australia or +61 2 8280 7768 from outside Australia to request a Form be sent to you.

Step 2

Complete and send the Withdrawal/Amendment Form.

To withdraw all of your Tender(s) you must tick the ‘Withdrawal’ box on the Withdrawal/Amendment Form, sign the Form and send it to the Coles Myer Share Registry so that it is received no later than 7.00pm AEST on the Closing Date (Friday, 7 July 2006).

To amend your Tender(s) you must tick the ‘Amendment’ box on the Withdrawal/Amendment Form, complete the details of all of your Tenders on that Form in accordance with the instructions shown on it, sign the Form and send it to Coles Myer Share Registry so that it is received no later than 7.00pm AEST on the Closing Date (Friday, 7 July 2006).

The effect of amending your Tender(s) will be to withdraw all of your Tender(s) and replace them with the Tender(s) detailed via the Online Tender Facility or on the Withdrawal/Amendment Form lodged as described above.

Withdrawal/Amendment instructions will be processed in the order in which they are received by the Coles Myer Share Registry.

(b) CHESS Holdings

If you have a CHESS Holding, you will need to instruct your Controlling Participant (normally your stockbroker) in sufficient time for them to process your withdrawal or amendment by 7.00pm AEST on the Closing Date (Friday, 7 July 2006).

Do not send a Withdrawal/Amendment Form to the Coles Myer Share Registry, as it cannot process this Form.

If you are a CHESS Holder, you may receive written confirmation from CHESS of any withdrawals or amendments made on your holding by your Controlling Participant. Irrespective of its wording, this confirmation is not an acceptance or rejection by Coles Myer of any Tender.

Australian tax implications for shareholders participating in the Buy-Back

This section summarises the Australian income and capital gains tax consequences of selling Shares in the Buy-Back.

Unless otherwise indicated, the summary is based on income tax law and practice at the date of this booklet. It is of a general nature and you should seek your own tax advice before deciding whether to participate in the Buy-Back. To help you work out your tax position, examples for individuals on various marginal tax rates are provided in a table at the end of the summary. You can also use the Buy-Back calculator on Coles Myer’s website – visit www.colesmyer.com/buyback.

Key points

For tax purposes, the amount you receive from selling a Share in the Buy-Back will comprise Sale Consideration and a Dividend:

Sale Consideration

For tax purposes you will receive Sale Consideration equal to the greater of:

$3.00; and the Deemed Market Value (explained later in this summary), less the Dividend.

You may make a taxable gain or incur a tax loss if you sell Shares in the Buy-Back that you acquired after 19 September 1985, or if you are a share trader.

Non-residents will only make a taxable gain or incur a tax loss in more limited circumstances.

Dividend

The Dividend will be equal to the Buy-Back Price less $3.00.

The Dividend will be fully franked. The amount of the Dividend and the franking credit must be included in your tax return as income, unless you are either a non-resident or a resident who does not satisfy the holding period rules (see “What are the holding period rules?” on page 31).

Residents who satisfy the holding period rules will be entitled to a tax offset for the amount of the franking credit, and, if they cannot fully utilise it, residents other than companies will generally be entitled to a refund of the excess.

Non-residents will not be taxed on the Dividend unless they have a presence in Australia.

This summary assumes that you are not a share trader and that your Shares are subject to capital gains tax.

A company that acquired its Shares on or before 19 September 1985 may be treated as having acquired them after 19 September 1985 if its majority underlying ownership has changed since then.

Has the ATO made a ruling about the Buy-Back?

Coles Myer has requested an ATO class ruling on your behalf in relation to the tax implications of the Buy-Back. The class ruling cannot be given until after the Buy-Back has closed. However, this summary accords with what Coles Myer anticipates the class ruling will say.

When will I be able to see a copy of the ruling?

Coles Myer expects the class ruling to be available on the ATO website on or about Wednesday, 9 August 2006. A link to it will be posted on the Coles Myer website at www.colesmyer.com/buyback.

3.1 Sale Consideration – capital gains tax

The Sale Consideration will be taken into account for tax purposes in determining whether you make a capital gain or loss on sale of your Shares.

In calculating any gain or loss on sale, you will be taken to have received Sale Consideration equal to the greater of:

$3.00; and the Deemed Market Value (explained opposite), less the Dividend.

What is the Deemed Market Value?

The requirement to make a Deemed Market Value adjustment is set out in Taxation Determination TD 2004/22, which can be obtained from the ATO website at http://law.ato.gov.au/pdf/td04-022.pdf

The Commissioner of Taxation has indicated that for the purposes of the Buy-Back the Deemed Market Value will be determined in accordance with the following formula:

$11.161 x Closing level of the S&P/ASX 200 Index on the Closing Date

                                                         5,018.02

1. $11.16 was the volume weighted average price of Shares over the last five trading days before the announcement of the Buy-Back.

2. 5,018.0 was the opening level of the S&P/ASX 200 Index on 23 May 2006.

Must I calculate the Deemed Market Value or the Sale Consideration?

No. The Deemed Market Value and the Sale Consideration will be determined by Coles Myer and confirmed by the ATO in its class ruling.

Where can I find the Deemed Market Value and the Sale Consideration?

Coles Myer will make a preliminary determination of the Deemed Market Value and the Sale Consideration which will be available on the Coles Myer website at

www.colesmyer.com/buyback after completion of the Buy-Back. Alternatively, you can request Coles Myer’s preliminary determination of the Deemed Market Value and the Sale Consideration by calling the Coles Myer Shareholder Information Line, open 8.30am to 5.30pm AEST Monday to Friday, on 1300 130 278 from within Australia or +61 2 8280 7768 from outside Australia, after Friday, 7 July 2006.

Confirmation of the Deemed Market Value and Sale Consideration will be contained in the ATO class ruling which Coles Myer expects will be issued on or about Wednesday, 9 August 2006.

Why isn’t the Deemed Market Value or the Sale Consideration in the booklet?

The Deemed Market Value formula in Taxation Determination TD 2004/22 relies in part on the movement of the S&P/ASX 200 Index up to the close of the Buy-Back. The level of that Index will not be known until after completion of the Buy-Back. The Sale Consideration is dependant on the Deemed Market Value.

Resident individuals

How do I calculate a capital gain or loss?

A capital gain or loss will arise to the extent that the Sale Consideration is greater than the cost base, or less than the reduced cost base, of your Shares.

You will make a capital loss to the extent that the reduced cost base of your Shares (without indexation for inflation) exceeds the Sale Consideration. You may only use a capital loss to offset a capital gain, either in the same or a later year.

You will make a capital gain to the extent that the Sale Consideration exceeds the cost base of your Shares (indexed if applicable – see below).

Will I be able to discount a capital gain?

If, at the time you sell your Shares in the Buy-Back, you have held them for at least 12 months, you need only include in your assessable income one-half of any net capital gain; in other words you may discount the net capital gain by 50%. Any current or prior year capital losses that you have not offset against other capital gains must be applied against the gain before it is discounted.

If, at the time you sell your Shares in the Buy-Back, you have held them for less than 12 months, the assessable amount of the capital gain (net of capital losses) cannot be discounted.

Can the cost base be indexed?

If you acquired your Shares before 1 July 1999 you may index the cost base of your Shares for inflation until 30 September 1999 instead of discounting the net capital gain. However, you may choose to ignore indexation and instead discount the net capital gain.

At what time will a capital gain or loss arise?

For capital gains tax purposes, any capital gain or loss will occur on completion of the Buy-Back, which is anticipated to occur on Monday, 10 July 2006.

Complying superannuation funds

An Australian complying superannuation fund participating in the Buy-Back will be treated the same as a resident individual but the discount for Shares that have been held for at least 12 months is one-third, rather than one-half, of any capital gain (after first setting off capital losses). That means that the shareholder need only include two-thirds of any net capital gain in its assessable income (unless the shareholder is eligible for, and chooses, indexation).

Resident companies

A resident company will only make a capital loss on the sale of Shares if the reduced cost base of each of its Shares (without indexation for inflation) exceeds the Deemed Market Value.

A resident company will make a capital gain on the sale of each of its Shares to the extent that the Sale Consideration exceeds the cost base of each of those Shares (indexed if applicable).

Will the company be able to discount a capital gain?

Companies are not entitled to discount a capital gain.

Non-residents

You will not be subject to Australian capital gains tax on a sale of your Shares in the Buy-Back unless:

you, together with your associates, have held 10% or more (by value) of the issued Shares of Coles Myer at any time during the five years before completion of the Buy-Back; or

your Shares have been used at any time in carrying on a business through a permanent establishment in Australia.

3.2 Dividend – taxable income

For income tax purposes the Dividend will be treated in the same way as any other franked dividend.

Resident individuals and complying superannuation funds

How much Dividend income must I include in my assessable income?

You must include in your assessable income for each Share that you sell:

the Dividend, being the difference between the Buy-Back Price and $3.00; plus the attached franking credit.

The amount of the Dividend and the attached franking credit will not be affected by any Deemed Market Value adjustment for capital gains tax purposes.

Will the Dividend be fully franked?

Yes. If you satisfy the holding period rules, you will be entitled to a tax offset equal to the amount of the franking credit. A tax offset reduces the tax payable on your taxable income and, if it exceeds the total tax payable, you will be entitled to a refund of the excess.

Resident companies

How much Dividend income must the company include in its assessable income?

The company must include in its assessable income for each Share that it sells:

the Dividend, being the difference between the Buy-Back Price and $3.00; plus the attached franking credit.

The amount of the Dividend and the attached franking credit will not be affected by any Deemed Market Value adjustment for tax purposes.

Will the Dividend be fully franked?

Yes. If the company satisfies the holding period rules, the company should enter the franking credit in its franking account and it can be used to frank dividends that the company pays. The company will be entitled to a tax offset equal to the amount of the franking credit. A tax offset reduces the tax payable on the company’s taxable income but it will generally not be entitled to a refund of any excess.

Requirements for franking credits

There are a number of tax rules designed to discourage trading in franking credits. Anti-streaming rules apply to a company’s shareholders generally, and holding period rules apply to particular shareholders according to their circumstances. The rules can deny tax offsets, and in the case of a company, franking credits, attributable to the franked dividend component of a buy-back.

Will the anti-streaming rules deny me franking credits?

Coles Myer has requested confirmation in the ATO class ruling that the anti-streaming rules will not deny you tax offsets or franking credits on the franked Dividend component of the Buy-Back Price. A link to the ruling will be available on the Coles Myer website at www.colesmyer.com/buyback.

What are the holding period rules?

To qualify for tax offsets/franking credits attaching to the Dividend, you must hold the Shares that you sell in the Buy-Back:

at risk; and

free of related payment obligations, for 45 clear days.

If you do not satisfy the holding period rules you do not include the franking credit in your income.

Will the Shares that I sell in the Buy-Back be held for 45 clear days?

The 45 day period will be counted back from Monday, 10 July 2006, being the date that the Buy-Back contract is formed, so the 45 day holding period will commence on Friday, 26 May 2006. Therefore, if you acquired your Shares on or before Thursday, 25 May 2006, any of those Shares that you sell in the Buy-Back will have been held for 45 clear days. Any Shares acquired on or after Friday, 26 May 2006 will not have been held for 45 clear days.

Are my Shares held at risk and free of related payment obligations?

Whether you have any risk reduction arrangements or related payment obligation arrangements in place depends on your own particular circumstances.

Examples of risk reduction arrangements would be sale options or hedging arrangements. An example of a related payment obligation would be a dividend swap agreement.

If I buy more Shares on or after Monday, 29 May 2006, will the ‘last-in-first-out’ rule treat them as the Shares I sell in the Buy-Back?

No. Coles Myer expects the class ruling to confirm that the last-in-first-out rule applicable for some tax purposes will not treat you as selling in the Buy-Back any Shares purchased on ASX on or after the Ex-Entitlement Date (Monday, 29 May 2006). However, the last-in-first-out rule will apply to shares acquired on Friday, 26 May 2006. Shares acquired on that day may therefore limit your entitlement to tax offsets/franking credits.

I thought that the holding period rules had ended?

The holding period rules ceased to apply on 1 July 2002, upon ‘re-writing’ of the franking credit rules, but the Government has since indicated that it will enact equivalent rules with retrospective effect from 1 July 2002.

Are there any exemptions from the holding period rules?

An exemption from the risk reduction rule, but not the payment obligation rule, should be available to an individual shareholder who has a total franking credit/tax offset entitlement of $5,000 or less (aggregating all dividends) for the 2007 income year.

An exemption from the risk reduction rules should be available to complying superannuation funds and widely held trusts that comply with certain ‘benchmark portfolio’ rules.

Non-residents

You will not be subject to Australian income tax on the Dividend.

Examples for resident individuals and complying superannuation funds

Sale of your Shares in the Buy-Back

Table A provides an illustrative example of the potential Australian tax consequences for Australian resident individuals and Australian complying superannuation funds from disposing of their Shares in the Buy-Back. This table is an example only and is based on a number of assumptions. Table A assumes a Buy-Back Price of $10.19 per Share (being a 9 per cent discount to an assumed Market Price of $11.20), a Deemed Market Value of $11.20, and a cost base of $7.00 per Share.

Table A – Sale of Shares in the Buy-Back at a Buy-Back Price of $10.19 per Share

Tax payable by resident individuals and complying superannuation funds	Your income $0 – $6,000[1] 0.0% marginal tax rate	Your income $6,001 – $25,000[1] 16.5% marginal tax rate[2]	Your income $25,001 – $75,000[1] 31.5% marginal tax rate[2]	Your income $75,001 – $150,000[1] 41.5% marginal tax rate[2]	Your income $150,001+[1] 46.5% marginal tax rate[2]	Complying Superannuation Funds 15% tax rate
Income tax consequences

Assumed fully franked Dividend	$7.19	$7.19	$7.19	$7.19	$7.19	$7.19
Add: gross-up for franking credits	$3.08	$3.08	$3.08	$3.08	$3.08	$3.08
Assessable income	$10.27	$10.27	$10.27	$10.27	$10.27	$10.27
Tax on that assessable income	$(0.00)	$(1.69)	$(3.24)	$(4.26)	$(4.78)	$(1.54)
Tax offset for franking credits [3]	$3.08	$3.08	$3.08	$3.08	$3.08	$3.08
After tax Dividend proceeds [3]	$10.27	$8.58	$7.03	$6.01	$5.49	$8.73

Capital gains tax consequences
Deemed Market Value[4]	$11.20	$11.20	$11.20	$11.20	$11.20	$11.20
Less: Dividend	$(7.19)	$(7.19)	$(7.19)	$(7.19)	$(7.19)	$(7.19)
Sale Consideration	$4.01	$4.01	$4.01	$4.01	$4.01	$4.01
Less: assumed cost base	$(7.00)	$(7.00)	$(7.00)	$(7.00)	$(7.00)	$(7.00)
Nominal capital gain/(loss) on disposal[5,6]	$(2.99)	$(2.99)	$(2.99)	$(2.99)	$(2.99)	$(2.99)
Discount capital gain/(loss)[6,7]	$(1.50)	$(1.50)	$(1.50)	$(1.50)	$(1.50)	$(1.99)
Tax impact of capital loss/(gain)[2,6,7,8]	$0.00	$0.25	$0.47	$0.62	$0.70	$0.30
Add: Capital component of Buy-Back Price	$3.00	$3.00	$3.00	$3.00	$3.00	$3.00
After tax Sale Consideration[2,6,7,8]	$3.00	$3.25	$3.47	$3.62	$3.70	$3.30

Summary
After tax Dividend proceeds[3]	$10.27	$8.58	$7.03	$6.01	$5.49	$8.73
After tax Sale Consideration [2,6,7,8]	$3.00	$3.25	$3.47	$3.62	$3.70	$3.30
Total after tax proceeds [2,6,7,8,9]	$13.27	$11.83	$10.50	$9.63	$9.19	$12.03

1.	In determining the applicable marginal tax rate an individual shareholder should include, amongst other things, the results of participation in the Buy-Back in their estimated assessable income.

2.	For the purposes of the analysis it is assumed that the marginal tax rate includes the Medicare Levy at a rate of 1.5%. The liability of an individual to pay the Medicare Levy depends on the individual’s own circumstances.
3.	This assumes that the shareholder is fully entitled to franking credit benefits.
4.	This assumes that for illustrative purposes the Deemed Market Value of the Shares is $11.20. The actual Deemed Market Value will be $11.16, adjusted for movements in the S&P/ASX 200 Index up to the close of the Buy-Back. As the Deemed Market Value in this example exceeds the Buy-Back Price, capital gains tax is calculated by reference to the Deemed Market Value.
5.	Capital losses can only be offset against capital gains.
6.	This assumes Shares tendered in the Buy-Back were acquired after 19 September 1985.
7.	This assumes that any shareholder who would have a net capital gain after taking into account the implications of the Buy-Back would be able to discount that gain and would choose to do so.
8.	This assumes that the shareholder will be able to fully utilise capital losses to offset capital gains in the shareholder’s 2007 tax return.
9.	Amounts in Table A have been rounded up or down, as appropriate.

Sale of your Shares on ASX

Table B provides illustrative examples of the potential Australian capital gains tax consequences for Australian resident individuals and Australian complying superannuation funds from disposing of their Shares on ASX.

It is important that you understand that the table is an example only and is based on a number of assumptions. Table B assumes a sale of Shares on ASX for $11.20 per Share, a cost base of $7.00 per Share and that the shareholder acquired the shares after 19 September 1985, has held the Shares for at least 12 months and is able to discount the capital gain. The example does not include the cost of any brokerage the shareholder may have to pay to sell their Shares on ASX.

Table B – Sale of Shares on ASX at $11.20 per Share

Tax payable by resident individuals and complying superannuation funds	Your income $0 – $6,000[1] 0% marginal tax rate	Your income $6,001 – $25,000[1] 16.5% marginal tax rate[2]	Your income $25,001 – $75,000[1] 31.5% marginal tax rate[2]	Your income $75,001 – $150,000[1] 41.5% marginal tax rate[2]	Your income $150,001+[1] 46.5% marginal tax rate[2]	Complying Superannuation Funds 15% tax rate
Capital gains tax consequences
Sale proceeds[3]	$11.20	$11.20	$11.20	$11.20	$11.20	$11.20
Less: assumed cost base	$(7.00)	$(7.00)	$(7.00)	$(7.00)	$(7.00)	$(7.00)
Nominal capital gain/(loss) on disposal	$4.20	$4.20	$4.20	$4.20	$4.20	$4.20
Discount capital gain/(loss)	$2.10	$2.10	$2.10	$2.10	$2.10	$2.80
Tax impact of capital loss/(gain)	$0.00	$(0.35)	$(0.66)	$(0.87)	$(0.98)	$(0.42)
Total after tax proceeds	$11.20	$10.85	$10.54	$10.33	$10.22	$10.78

1.	In determining the applicable marginal tax rate an individual shareholder should include, amongst other things, the results of the sale of Shares in their estimated assessable income.
2.	For the purposes of the analysis it is assumed that the marginal tax rate includes the Medicare Levy at a rate of 1.5%. The liability of an individual to pay the Medicare Levy depends on the individual’s own circumstances.
3.	The assumed Share price is $11.20.

This page has been left blank intentionally.

Effect of the Buy-Back on Coles Myer

This section provides an outline of the indicative impact of the Buy-Back on Coles Myer.

4.1 Balance sheet

The table below sets out a summarised version of Coles Myer’s balance sheet and a summarised version of Coles Myer’s pro-forma balance sheet as at the half-year ended 29 January 2006, prepared numerically (but not in relation to format) in accordance with Australian Accounting Standards. The table illustrates the impact of the Buy-Back assuming $600 million worth of Shares had been bought back as at 29 January 2006 and a Buy-Back Price of $10.19. This is an example only and should not be relied upon as being the Buy-Back Price.

4.2 How will the Buy-Back be funded?

The Buy-Back will be funded from cash and debt. The amount Coles Myer expects to expend in the Buy-Back is around $600 million. However, Coles Myer reserves the right, in its absolute discretion, to determine the number of Shares which it will buy back up to the Buy-Back Limit, including the right to not buy back any Shares. The table illustrates the potential cash and debt funding of the Buy-Back. This is an example only and should not be relied upon as being the way the Buy-Back will actually be funded.

As at 29 January 2006	Actual ($m)	Buy-Back ($m)	Pro-forma ($m)
Assets
Cash Assets	578	(100)	478
Other Assets	9,243		9,243
Total Assets	9,821		9,721

Liabilities
Total Liabilities	6,065	500	6,565
Net Assets	3,756	(600)	3,156

Equity
Contributed Equity	2,162	(177)	1,985
Retained Profits	1,202	(423)	779
Other Equity	392		392
Total Equity	3,756	(600)	3,156

Subsequent to the preparation of the balance sheet as at the half-year ended 29 January 2006, Coles Myer has entered into agreements relating to the following two material transactions:

the divestment of the Myer business for approximately $1.4 billion in cash; and the acquisition of the Hedley Hotel Group. The ASX was notified on 24 February 2006 of the purchase price of $306 million (excluding inventory). At least $79 million of the purchase price will be paid in the form of Shares with the balance payable in cash.

As at the date of this booklet, both transactions were yet to be completed. Coles Myer’s ability to undertake a $600 million buy-back is not contingent on the completion of these transactions.

4.3 Impact of the Buy-Back on key financial indicators

The precise effect of the Buy-Back on earnings per share and return on equity cannot be determined at present because the Buy-Back Price and the number of Shares to be bought back will not be known until after the completion of the Buy-Back. On a pro-forma basis, had the Buy-Back occurred on 1 August 2005, it would have had a positive impact on earnings per share and return on equity for the half year ended 29 January 2006.

4.4 Impact of the Buy-Back on Coles Myer’s franking account

The amount of franking credits that Coles Myer will utilise under the Buy-Back will not be known until the Buy-Back Price and the total size of the Buy-Back are determined. Assuming a Market Price of $11.20, Coles Myer anticipates its franking account will be reduced by approximately $192 million if the Buy-Back Price was calculated by reference to a 14% Buy-Back Discount and $200 million if the Buy-Back Price was calculated by reference to a 5% Buy-Back Discount as a result of the proposed Buy-Back of around $600 million worth of Shares. In any event, Coles Myer expects to be able to continue to fully frank its dividends for the foreseeable future.

4.5 Impact of the Buy-Back on Coles Myer’s credit rating

Standard & Poor’s and Moody’s Investors Service have indicated that the Buy-Back will not impact on Coles Myer’s credit ratings. Coles Myer currently has long term credit ratings of BBB/Stable from Standard & Poor’s and Baa2/Stable from Moody’s Investors Service.

4.6 What effect will the Buy-Back have on Coles Myer’s issued Shares?

Coles Myer had 1,255,418,261 Shares on issue as at 22 May 2006. Assuming a total of $600 million worth of Shares are bought back, the table below sets out the number of Shares and the percentage of total issued Shares which would be bought back at different Buy-Back Prices. All Shares that Coles Myer buys back will be cancelled.

Assumed Buy-Back Discount	Buy-Back Price assuming a Market Price of $11.20	Number of Shares bought back	Percentage of total issued Shares of Coles Myer
14%	$9.63	62,305,296	4.96%
13%	$9.74	61,601,643	4.91%
12%	$9.86	60,851,927	4.85%
11%	$9.97	60,180,542	4.79%
10%	$10.08	59,523,810	4.74%
9%	$10.19	58,881,256	4.69%
8%	$10.30	58,252,427	4.64%
7%	$10.42	57,581,574	4.59%
6%	$10.53	56,980,057	4.54%
5%	$10.64	56,390,977	4.49%

Additional information on the Buy-Back

This section sets out further details on the Buy-Back.

5.1 Joint shareholders

If you hold your Shares jointly with another person (for example, your spouse) you must complete, sign and return the Tender Form in accordance with the instructions for joint holders on the Tender Form.

5.2 Shares held by trustees and nominees

Trustees and nominees who hold Shares should inform the beneficial owners of the Shares about the Buy-Back and then aggregate all Tenders received from beneficial owners. It is the responsibility of the trustee or nominee to complete an aggregated Tender Form on behalf of all beneficial owners.

The trustee or nominee must ensure that an aggregated Tender Form is received by the Coles Myer Share Registry by 7.00pm AEST on the Closing Date (Friday, 7 July 2006). For CHESS Holdings, the trustee or nominee will need to aggregate all Tenders received from beneficial owners and provide instructions to its Controlling Participant in time for the aggregated Tender to be processed by 7.00pm AEST on the Closing Date (Friday, 7 July 2006).

Any scale back that applies to Shares tendered by trustees or nominees will be performed on a registered shareholder basis.

5.3 Margin lending arrangements

If you hold Shares under margin lending arrangements or if they are held as security for a loan or as ACH collateral, you should ensure that your participation in the Buy-Back is permitted by those margin lending arrangements, that loan documentation, or by ACH.

By submitting a Tender you warrant to Coles Myer that, at all times after you tender your Shares for sale in the Buy-Back, and on the Buy-Back Date, the Shares are free from any mortgage, charge, lien or other encumbrance (whether legal or equitable) and from any third party rights.

5.4 The effect of submitting a Tender

A Tender constitutes an offer to sell the tendered Shares to Coles Myer on the terms and conditions set out in the Buy-Back Documents (including this booklet). A Tender does not, of itself, constitute a binding contract for the sale of the tendered Shares and cannot be enforced against Coles Myer. Coles Myer retains the absolute discretion to accept or reject any Tender, and may choose to reject all Tenders. If Coles Myer accepts your Tender, a binding Buy-Back Contract is formed between you and Coles Myer on the Buy-Back Date, and you must sell to Coles Myer, and Coles Myer must buy, the number of Shares that Coles Myer determines to buy back from you (which will not exceed the number of Shares you tendered) on the terms and conditions set out in the Buy-Back Documents.

By submitting a Tender, you:

agree to the terms and conditions set out in the Buy-Back Documents;

offer to sell to Coles Myer on the Buy-Back Date the number of Shares nominated for sale on your Tender Form (adjusted in accordance with the terms and conditions set out in the Buy-Back Documents) at your Tender Discount(s) and/or as a Final Price Tender (subject to any Minimum Price you may have chosen);

agree that a binding Buy-Back Contract is formed between you and Coles Myer upon Coles Myer’s announcement to ASX on the Buy-Back Date in relation to the Buy-Back Price and other Buy-Back details, and that this notice is effective notice to you of Coles Myer’s acceptance or rejection of Tenders;

warrant to Coles Myer that at all times after you tender your Shares for sale in the Buy-Back, and on the Buy-Back Date, the Shares which you have tendered are:

registered in your name;

fully paid up;

free from any mortgage, charge, lien or other encumbrance (whether legal or equitable) and from any third party rights; and

otherwise able to be sold freely into the Buy-Back;

warrant to Coles Myer that there is no legal reason why you cannot participate in the Buy-Back or receive the proceeds of sale of your Shares;

warrant that you (and any person for whom you may be acting) are a person to whom an Invitation can lawfully be made;

agree that Coles Myer may, in its absolute discretion and at any time, determine that any Tender it receives is a valid Tender, even though one or more of the requirements for making a Tender has not been complied with. You also agree that where a shareholder has satisfied the requirements for making a Tender in respect of only some of their Shares, Coles Myer may, in its absolute discretion, treat the Tender as having been made in respect of those Shares, but not the remainder;

authorise Coles Myer (and its officers, agents or contractors) to correct any error in or omission from your Tender Form or your Withdrawal/Amendment Form, and to insert any missing details;

acknowledge that neither Coles Myer nor any other party involved in the Buy-Back has provided you with financial product advice, or any securities recommendation, or has any obligation to provide this advice or recommendation, concerning your decision to participate in the Buy-Back;

authorise Coles Myer to make payment in Australian dollars:

by direct credit to your nominated account if you have a direct credit authority recorded on the Coles Myer Share Register at 7.00pm AEST on the Closing Date; or

by cheque mailed to your address shown on the Coles Myer Share Register at 7.00pm AEST on the Closing Date if you do not have a direct credit authority recorded on the Coles Myer Share Register at 7.00pm AEST on the Closing Date, and, in each case, you will be taken to have accepted the risk associated with such payment;

acknowledge that despatch of payment as described above satisfies Coles Myer’s obligations to make a payment to you for the Shares bought back;

undertake not to sell, offer to sell or otherwise transfer Shares to any other person if, as a result, you will at any time after you submit your Tender until the Buy-Back Date hold fewer Shares than the number of Shares you have tendered;

agree that damages is not an adequate remedy for breach of these undertakings, agreements and warranties;

undertake that, if you breach any of these undertakings, agreements or warranties you will indemnify Coles Myer for all liabilities, losses, damages, costs and expenses suffered or incurred by it arising in relation to the breach; and

agree that any obligation of Coles Myer to buy back Shares you have tendered is conditional on your compliance with the undertakings, agreements and warranties set out above.

You will be taken to have submitted a Tender when your Tender Form has been lodged.

The Invitation is personal to you and your rights under it may not be transferred to any other person.

5.5 Coles Myer’s rights to accept or reject Tenders and Tender Forms

At any time, Coles Myer may:

accept or reject any or all Tenders, Tender Forms or Withdrawal/Amendment Forms; and

accept or reject a Tender not made strictly on the terms and conditions set out in the Buy-Back Documents, or a Tender Form or Withdrawal/Amendment Form not submitted in accordance with the procedures set out in the Buy-Back Documents.

Coles Myer may do each of these things in relation to all or some of the Tenders, Tender Forms or Withdrawal/Amendment Forms it receives, in its absolute discretion.

5.6 Coles Myer’s right to vary the timetable or terminate the Buy-Back

Coles Myer may, in its absolute discretion, terminate the Buy-Back at any time on or before the Buy-Back Date by making an announcement to that effect to ASX (without otherwise notifying you).

Coles Myer may also vary the timetable for the Buy-Back in the same manner.

5.7 Coles Myer’s right to waive requirements and correct errors

Coles Myer may, in its absolute discretion and at any time, deem any Tender it receives to be a valid Tender, disregard any Tender it believes should be disregarded and waive any or all of the requirements for making, amending or withdrawing a Tender. It may do each of these things in relation to some, all or any number of Tenders it receives.

If you tender a number of Shares in excess of the total number of Shares that you are entitled to sell, you may (at Coles Myer’s absolute discretion) be deemed to have offered only the total number of Shares you are entitled to sell; and, if you have lodged more than one Tender:

first, the excess Shares will be deemed to be excluded from your Tender at the smallest Tender Discount you selected;

if, after applying (a) above, there are still remaining excess Shares, it will be deemed that those excess Shares are excluded from the Tender at the next smallest Tender Discount you selected; and

if, after applying (b) above, there are still remaining excess Shares, then (b) will be reapplied to those excess Shares until there are no longer any remaining excess Shares.

For the purposes of the above, a Final Price Tender will be treated as a Tender at a Tender Discount of 14 per cent.

If you sell Shares during the Tender Period such that at the Buy-Back Date you do not hold at least the number of Shares you successfully tendered, Coles Myer may in its absolute discretion, either:

reject your Tender in its entirety; or

treat your Tender as if you had offered only the number of Shares you held at 7.00pm AEST on the Closing Date, provided that you also held no less than that number of Shares at the Record Date, in which case, if you have lodged more than one Tender you will be treated as set out in paragraphs (a), (b) and (c) above.

If you selected more than one Minimum Price, your Tender will be deemed conditional on the lowest Minimum Price you have specified.

5.8 Restrictions on the payment of Buy-Back proceeds

Coles Myer will pay shareholders the Buy-Back Price for each of their Shares that are bought back, unless it is prohibited from doing so by law.

5.9 Unsuccessful Tenders

Shares tendered into the Buy-Back that are not bought back will be released to shareholders’ holdings as soon as practicable after the Buy-Back Date.

5.10 Employee Share Plan Shares

Shares held under the Coles Myer Employee Share Plan and which are still subject to restrictions are not eligible to be tendered in the Buy-Back.

5.11 No stamp duty

Stamp duty will not be payable on the transfer of your Shares following acceptance of your Tender.

5.12 Treatment of Buy-Back Price

Although the Buy-Back Price will include an amount which, for tax purposes (as set out in section 3) will be treated as a dividend, this does not mean that this amount will be treated as a dividend for any other purpose.

5.13 Directors’ entitlements

Coles Myer directors are entitled to participate in the Buy-Back, but each director has indicated that they do not intend to participate in the Buy-Back.

5.14 ASIC and ASX relief

ASIC has granted Coles Myer an exemption under subsection 257D(4) of the Corporations Act. This exemption permits Coles Myer to:

conduct the Buy-Back similarly to the conduct of an equal access buy-back in accordance with Division 2 of Part 2J.1 of the Corporations Act;

use the scale back mechanism described in sections 1.25 and 1.26;

invite shareholders to offer to sell Shares in accordance with the terms and conditions set out in the Buy-Back Documents rather than Coles Myer offering to buy back such Shares;

invite shareholders with 500 Shares or less to offer to sell Shares only if they submit one Tender for all of their Shares at either a specified Tender Discount in the Tender Range or as a Final Price Tender; and

not make an Invitation to, or accept a Tender from, a shareholder in a foreign jurisdiction, other than a jurisdiction where Coles Myer is aware that the laws of that jurisdiction would allow an Invitation to be made.

ASX has granted Coles Myer the following:

a waiver from Listing Rule 7.40 to permit Coles Myer to despatch the Buy-Back Documents to shareholders no later than six business days after the Record Date; and

a waiver from Listing Rule 3.8A to permit Coles Myer to lodge an Appendix 3F up to two business days after the Closing Date.

5.15 Continuous disclosure

As a disclosing entity under the Corporations Act, Coles Myer is subject to regular reporting and disclosure obligations under the Corporations Act and the ASX Listing Rules. These obligations require Coles Myer to continuously notify ASX of information about specific events and matters for the purpose of making that information available to the market. In particular, Coles Myer is required by the ASX Listing Rules (subject to certain limited exceptions) to notify ASX immediately of any information concerning Coles Myer which a reasonable person would expect to have a material effect on the price or value of Shares.

Coles Myer may disclose information to ASX after the date of this booklet, but before it buys back Shares, which may be relevant to the Buy-Back or which qualifies statements made in the Buy-Back Documents. Where Coles Myer discloses such information which affects the Buy-Back, it will do so by announcing it to ASX, rather than sending it to shareholders, except where otherwise required by law. You can access the information Coles Myer discloses to ASX on Coles Myer’s website www.colesmyer.com or on ASX’s website www.asx.com.au.

5.16 Privacy

Coles Myer is carrying out the Buy-Back in accordance with the Corporations Act. This involves the collection of personal information on Tender Forms to enable Coles Myer to process your Tender. If you do not provide this information, Coles Myer may be hindered in, or prevented from, processing your Tender.

The personal information collected by Coles Myer will only be disclosed to Link Market Services Limited in its capacity as Coles Myer Share Registry, to a print and mail service provider, to Coles Myer’s advisers in relation to the Buy-Back and to financial institutions in respect of payments to you in connection with the Buy-Back, or as required or authorised by law.

If you wish to access the individual information collected by Coles Myer in relation to your shareholding, please write to Coles Myer, care of Link Market Services Limited at the mailing address set out in the Tender Form.

5.17 Applicable law

This Invitation, your Tender, any Buy-Back Contract and the Buy-Back generally, are governed by the laws of Victoria, Australia.

Definitions and interpretation

You can find all the definitions for the Buy-Back explained in full in this section. 6.1 Definitions

In the Buy-Back Documents, unless the context otherwise requires:

ACH means Australian Clearing House Pty Ltd.

ASIC means the Australian Securities and Investments Commission.

ASTC Settlement Rules means the operating rules of ASX Settlement and Transfer Corporation Pty Ltd from time to time.

ASX means Australian Stock Exchange Limited.

ATO means the Australian Taxation Office.

AEST means Australian Eastern Standard Time being the standard time in Queensland, New South Wales, Victoria and Tasmania, 10 hours ahead of the coordinated universal time (UTC+10).

Board means the board of directors of Coles Myer.

Buy-Back means the buy-back of Shares by way of tender set out in the Buy-Back Documents.

Buy-Back Contract means the contract formed upon Coles Myer’s announcement to ASX on the Buy-Back Date in relation to the Buy-Back Price and other Buy-Back details, between a shareholder and Coles Myer if Coles Myer accepts that shareholder’s Tender.

Buy-Back Date means the date Coles Myer announces the Buy-Back Price, the total number of Shares to be bought back and the details of any scale back to ASX.

Buy-Back Discount means the discount to be selected by Coles Myer, being the largest discount within the Tender Range of 5 per cent to 14 per cent inclusive (at 1 per cent intervals), which enables Coles Myer to buy back the number of Shares that it determines to buy back.

Buy-Back Documents means this booklet, each Tender Form and any Withdrawal/Amendment Form.

Buy-Back Limit means $1 billion worth of Shares at the Buy-Back Price.

Buy-Back Price means the price that is derived by applying the Buy-Back Discount to the Market Price, rounded to the nearest cent.

CHESS means the Clearing House Electronic Subregister System.

CHESS Holder means a holder of Shares on the CHESS subregister of Coles Myer.

CHESS Holding means a holding of Shares on the CHESS subregister of Coles Myer.

Closing Date means 7.00pm AEST on Friday, 7 July 2006, unless Coles Myer announces a different date.

Coles Myer means Coles Myer Ltd. (ABN 11 004 089 936).

Coles Myer Shareholder Information Line means the telephone number 1300 130 278 from within Australia or +61 2 8280 7768 from outside Australia which can be accessed during the Tender Period between 8.30am and 5.30pm AEST, Monday to Friday (except Monday, 12 June 2006). On the Closing Date the Coles Myer Information Line will remain open until 7.00pm AEST.

Coles Myer Share Register means the share register of Coles Myer maintained by the Coles Myer Share Registry.

Coles Myer Share Registry means Link Market Services Limited (ABN 54 083 214 537).

Controlling Participant means the stockbroker (stated on a Tender Form) that has the capacity in CHESS to act on the shareholder’s instructions in relation to the relevant Shares.

Corporations Act means the Corporations Act 2001 (Cth).

Deemed Market Value has the meaning given to it in section 3.1.

Dividend means the part of the Buy-Back Price which will be treated as a fully franked dividend for tax purposes, as set out in section 3.

Ex-Entitlement Date means Monday, 29 May 2006.

Final Price Tender means a Tender in which the shareholder elects to receive the Buy-Back Price.

Invitation means the invitation by Coles Myer to its shareholders to offer to sell Shares, as set out in the Buy-Back Documents.

Issuer Sponsored Holder means a holder of Shares on the issuer sponsored subregister of Coles Myer.

Issuer Sponsored Holding means a holding of Shares on the issuer sponsored subregister of Coles Myer.

Market Price means the VWAP of Shares on ASX over the five trading days up to and including the Closing Date, calculated to four decimal places, as determined by Coles Myer.

Minimum Price means one of the specified Minimum Prices on the Tender Form, which a shareholder may choose in order for their Tender to be conditional upon the Buy-Back Price being equal to or greater than that amount.

Online Tender Facility means the internet facility for Issuer Sponsored Holders to submit, amend or withdraw Tender(s), located at www.colesmyer.com/buyback.

Priority Parcel means the first 500 Shares successfully tendered by each shareholder or such lesser number of Shares determined to be the Priority Parcel as is required to ensure that Coles Myer buys back only the number of Shares it determines to buy back.

Record Date means Friday, 2 June 2006.

Sale Consideration has the meaning set out in section 3.1.

Shares means fully paid ordinary shares in the capital of Coles Myer.

Small Residual Holding Tender means a Tender submitted by a shareholder who tendered all of their Shares at one or more Tender Discounts equal to or greater than the Buy-Back Discount and/or as a Final Price Tender and who would otherwise be left with 200 Shares or less as a result of a scale back.

Tender means a shareholder’s offer, through the lodgement of a Tender Form, to sell Shares to Coles Myer at a Tender Discount or as a Final Price Tender and on the terms and conditions set out in the Buy-Back Documents as amended in accordance with the procedures set out in the Buy-Back Documents.

Tender Discount means one of the specified discounts to the Market Price (from 5 per cent to 14 per cent inclusive, at 1 per cent intervals) as set out on the Tender Form.

Tender Form means the form of offer by a shareholder to sell Shares to Coles Myer which is enclosed with this booklet, accessible through the Online Tender Facility or represented by instructions from a CHESS Holder’s Controlling Participant and includes a Tender Form amended in accordance with the procedures set out in the Buy-Back Documents.

Tender Period means the period within which shareholders may make, withdraw or amend a Tender in accordance with the Buy-Back Documents.

Tender Range means the Tender Discounts of 5 per cent to 14 per cent inclusive (at 1 per cent intervals) to the Market Price.

VWAP means the volume weighted average price for Shares traded on ASX “On-market” (as that term is defined in the ASX Market Rules) during the relevant period, excluding:

special crossings, overseas trades, trades pursuant to the exercise of options, overnight trades and any other trades that are identified in section 6.3 of ASX’s “Market Information Signal E Manual” as being excluded from an ASX volume weighted average price calculation; and any trades that Coles Myer determines to exclude on the basis that the trades are not fairly reflective of natural supply and demand.

Withdrawal/Amendment Form means the form entitled ‘Withdrawal/Amendment Form’ which is available in the manner described in section 2.5 including the version of that form which is accessible via the Online Tender Facility.

you or shareholder means a registered holder of Shares in Coles Myer.

6.2 Interpretation

In the Buy-Back Documents, unless the context otherwise requires:

the singular includes the plural, and vice versa;

words importing one gender include other genders;

other grammatical forms of a word or phrase defined in this booklet have a corresponding meaning;

terms used in the Buy-Back Documents and defined in the Corporations Act have the meanings given to them in the Corporations Act;

a reference to currency is to Australian currency; and a reference to time is to AEST.

The postal acceptance rule does not apply to Tenders.

All references to dates in the Buy-Back Documents are subject to variation at Coles Myer’s absolute discretion by announcing the variation to ASX, but without otherwise notifying any shareholder.

Subject to the Buy-Back Documents and any applicable law, Coles Myer may:

implement the Buy-Back in the manner it thinks fit; and

settle as it thinks fit any difficulty, anomaly, matter of interpretation or dispute which may arise in connection with, or by reason of, the Buy-Back or the Buy-Back Documents, whether arising generally or in relation to any particular situation, shareholder, Tender, Tender Form, Withdrawal/Amendment Form or Shares, and any such determination of Coles Myer is conclusive and binding on all relevant shareholders and other persons to whom the determination relates.

Registered Office

Coles Myer Ltd.

800 Toorak Road

Tooronga VIC 3146

www.colesmyer.com

Share Registry

C/- Link Market Services Limited

Level 12, 680 George Street

SYDNEY NSW 2000

Financial Adviser

Macquarie Equity Capital Markets Limited

Legal Adviser

Freehills

Taxation Adviser

Greenwoods & Freehills Pty Limited

If you have any questions on the Buy-Back after reading this booklet please call the Coles Myer Shareholder Information Line from 8.30am to 5.30pm AEST, Monday to Friday, on 1300 130 278 from within Australia or +61 2 8280 7768 if you are calling from outside Australia or consult a professional adviser.